FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated June 29, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF
BRASIL FOODS

Union of forces that generates results

kissy
Cotochés
Elegê
Naturis
Soja
Pense Light
NaBrasa
OURO
Fiesta
Top
batavo
PERDIGÃO
PIZZA
PAN de QUESO
Miss Daisy
Qualy
CHESTER
Speedy Pollo
Leite em Pó
PERDIX
NUGGETS
HOT POCKET
Choco Milk
Sadia

Annual and sustainability report 2010

Union of forces that generates results

R$ million	2010	2009**	2008	2007	2006
Net sales	22,681	20,937	11,393	6,633	5,210
Domestic market	13,515	12,148	6,424	3,482	2,793
Exports	9,166	8,789	4,969	3,151	2,417
Gross profit	5,730	4,220	2,759	1,873	1,344
Gross margin (%)	25.3	20.2	24.2	28.2	25.8
Operating income	1,874	392	709	504	191
Operating margin (%)	8.3	1.9	6.2	7.6	3.7
EBITDA	2,635	1,166	1,159	803	456
EBITDA margin (%)	11.6	5.6	10.2	12.1	8.7
Net income	804	225(1)	54	321	117
Net margin (%)	3.5	1.1	0.5	4.8	2.3
Market value	23,853	19,792	6,155	8,230	4,975
Total assets	27,752	28,384	11,219	6,543	4,829
Shareholder’s equity	13,637	12,996	4,111	3,226	2,105
Net debt	3,634	4,193	3,390	429	633
Net debt/EBITDA	1.38	3.60	2.92	0.53	1.39
Earnings per share - R$*	0.92	0.28	0.26	1.73	0.71
Number of shares	872,473,246	436,236,623	206,958,103	185,957,152	165,957,152
Treasury shares	781,172	1,226,090	430,485	430,485	430,485
* Consolidated excluding treasury shares.
** Proforma result, incorporating the data of Sadia since January 1 2009
(1) Net adjusted result – not considering the absorption of tax losses due to the incorporation of Perdigão Agroindustrial S.A., with respect to the results for the first quarter 2009, total amount of R$ 132 million.

Shareholder's equity
R$ million
CAGR = 37.7%

673
676
763
970
1,223
2,105
3,226
4,111
12,996
13,637
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

Net income
R$ million
CAGR: 33.4%

168
8
124
296
361
117
321
54
225
804
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

EBITDA
R$ million
CAGR = 31.7%

16.8%
10.1%
10.1%
12.2%
14.5%
8.7%
12.1%
10.2%
5.6%
11.6%
408
294
385
595
745
456
803
1,159
1,166
2,635
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
EBITDA
EBITDA Margin (%)

Shareholder's payout
R$ million
CAGR = 34.1%

30
63
29
30
30
30
31
41
40
33
51
5
36
89
108
35
100
76
100
263
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Shareholder's payout
Net income (%)

Number of employees
CAGR = 19.4%

22,377
24,163
27,951
31,406
35,556
39,048
44,752
59,008
113,912
113,614
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

Production of meat
In thousands of tons
CAGR = 19.3%

816
936
984
1,116
1,259
1,331
1,483
2,039
3,767
3,992
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

(1) Pro-forma 2009 results as if the association with Sadia had occurred on 1.1.09

Social investments*
R$ million

2010
1,221
2009
1,050
2008
519

Environmental investments
R$ million

2010
144
2009
112
2008
35

The changes commented in this report are comparisons of the years 2010 and 2009. Sadia’s results have been incorporated as from July 2009. For this reason, the accumulated results for the year encompass Sadia’s second half accounts. For a better understanding of the businesses, the changes are compared in numbers according to Brazilian corporate law (CL) and on a pro-forma basis, as specified.

BRF
BRASIL FOODS

Mission

To be a part of people's lives by offering tasty foods, with high quality, innovation and at affordable prices anywhere in the world.

Vision

To be one of the leading food companies in the world, admired for its brands, innovation and results, contributing to a better and sustainable world.

Values

Our values represent the basis for the development of our businesses.

- **Integrity** as the basis of any relationship
- **Focus on Consumer** is a fundamental ingredient for our success
- **Respect for people** makes us even stronger
- **Developing people** is fundamental to sustain our growth
- **High Performance** is what we strive for permanently
- **Quality** in our products and **Excellence** in our processes
- Constant **Innovative Spirit**
- **Sustainable Growth**
- **Global Vision, Local Agility**
- **Commitment to diversity** and the acceptance of differences

Content

2	BRF
2	Profile
4	Message from the Management

6	Strategy and management
6	Strategic management
8	Investments
9	Competitive advantages
10	Corporate governance
16	Ethical behavior
18	Risk management

20	Economic performance
20	Sectoral scenario
23	Operational performance
32	Economic-financial performance
34	Shares as an investment

38	Social performance
38	Management of people
42	Suppliers
43	Clients/Consumers
44	Society

46	Environmental performance
46	Environmental management

52	About this Report
54	Social report/Ibase
56	Practices aligned with the UN Global Compact
57	GRI Reference Index
60	Corporate information

Profile

A company with global and competitive scale, based on commitment to growth, efficiency, innovation, modernity, governance and sustainability.

   The product portfolio is made up of more than 3 thousand items, in the segments of poultry, pork, beef, processed meats, milk, dairy products, margarines, pastas, frozen dishes and vegetables and other processed products. The company’s principal brands are Perdigão, Sadia, Qualy, Doriana, Becel, Rezende, Batavo, Elegê, Wilson, Cotochés, Miss Daisy, Deline, Avipal, Texas Burger, Speedy Pollo, Turma da Mônica, Chester, Fribo and Freski. |GRI 2.2|
   The Company operates 60 plants throughout Brazil and three overseas (dairy products in Argentina and units of Plusfood in the United Kingdom and The Netherlands). With a solid structure in the domestic market, BRF is the only company with a chilled and frozen product distribution network covering the entire country. A modern and capillary distribution system allows it to make 500 thousand monthly deliveries to 150 thousand clients and serve 98% of the Brazilian population. The Company operates 24 overseas commercial offices and has a relationship with more than

5 thousand clients in 140 countries on the five continents. |GRI 2.3; 2,5; 2.7|
   BRF’s workforce of 113 thousand makes it one of the largest employers in Brazil, exercising a major economic and social impact on the regions where it operates. In 2010, it sold 5.7 million tons of product and reported net sales of R$ 22.7 billion, 59.6% of this to the domestic market and 40.4%, to export market. |GRI 2.8|
   As a publicly held company, in 2010, it celebrated 30 years of listing of its shares on the São Paulo Stock Exchange (BM&FBovespa- BRFS3). It is listed on the Novo Mercado, a segment of the stock market reserved for companies adhering to the highest standards of corporate governance. For the sixth consecutive year, BRF was selected as a component of the Corporate Sustainability Stock Index (ISE) - recognition of the company’s commitment to sustainable growth. For ten years now, the Company’s securities have been traded as Level III ADRs on the New York Stock Exchange (NYSE-BRFS). |GRI 2.6|

A company on a global scale
   BRF – Brasil Foods is one of the largest food companies in the world by market capitalization, leader in the global production of proteins, with a 9% share of international trade for the sector and the largest exporter of poultry meat. In 2010, the Company was ranked the third largest exporter in Brazil according to Ministry of Development, Industry and Foreign Trade statistics, BRF is also one of the leading milk collectors and processors in Brazil. |GRI 2.1|

Commitment with growth

The current corporate denomination of Perdigão, BRF has as its wholly owned subsidiary Sadia S.A., a company with which it signed an association agreement, currently subject to the scrutiny of the Brazilian anti-trust authorities – the Administrative Council for Economic Defense (CADE). The Transaction Reversibility Preservation Agreement (APRO), signed with the anti-trust organ in 2009, authorized the two companies to integrate the financial area in addition to the areas of risk policies, exports and in natura meat sales to the domestic market as well as the acquisition of some raw materials and services. The project involving the plan for integration and identification of synergies has been successfully concluded and will be implemented once CADE announces its decision.

Sadia’s results were consolidated in July 2009, the company becoming a wholly owned subsidiary of BRF. |GRI 2.9|

The Company now emerging underscores the position of Brazil as an agribusiness power house with the creation of a company on a global and competitive scale based on commitment to growth, efficiency, innovation, modernity, governance and sustainability.

Annual and sustainability report 2010

Message from the Management|GRI 1.1|

   The performance of BRF Brasil Foods was marked by consistent advances during 2010 and characterized by efficiency, scale gains and profitability in both domestic and overseas markets. As a consequence, we have been able to report an unprecedented result for a Brazilian food company: its ranking as the third largest exporter in the country with overseas sales of R$ 9.2 billion. This position shows that we are making good on the commitments we assumed at the time the association between Perdigão and Sadia was announced in 2009 for creating a company able to compete globally and recognized for the value of its brands and the quality of its products.
   Our sales volume grew 7% to 5.7 million tons. We posted net sales of R$ 22.7 billion, 8.3% up on 2009. Cash generation according to the EBITDA concept reached R$ 2.6 billion and net income, R$ 804 million, a year on year improvement on a pro-forma basis of 126% and 125%, respectively. EBITDA margin was 11.6%, restoring the Company’s historic levels of profitability and this in spite of currency appreciation and spiraling commodity prices in the second half of 2010.
   Despite the year being a period of transition

while we await authorization to conclude the merger, we continued to invest, allocating R$ 1.1 billion to the expansion and modernization of productive capacity and to efficiency programs in all areas. Such a decision is indicative of the Company’s soundness, commitment to our stakeholders and to the execution of our growth plans for both domestic and international markets. Our net debt to EBITDA ratio fell from 3.6 to 1.4 times given better operating cash generation and substantial optimization of investments. A successful bond issue conducted during the year was instrumental in raising R$ 750 million, at the same time extending the debt maturity profile from an average of two to three years.
   An important part of our success is contingent on getting closer to our clients and consumers and improving logistics systems, distribution, development and product innovation. We monitor the dynamic of the markets and adjust our portfolio of products and services to the specific needs of each segment of consumption or region of the country and the world. To grow and continue to be market leaders, we shall invest in customized solutions which add greater value and services, provide support to our clients in their day to day activities and maintain an open relationship channel. In this context, we have also established the long-term internationalization project focused on higher added value products and distribution in the principal regions where we operate.
   The expansion of the operations strengthens an important vocation and strategy of the Company - the creation of jobs and income in small and medium-size municipalities throughout Brazil. In this context, the principal inputs and raw materials we use – grains, hogs, poultry, beef cattle and milk – are all acquired from local producers. We ended the year with more than 113 thousand employees, ranking us among the five largest employers in Brazil. We are also conscious that the impact of our projects percolates down through the entire community by encouraging the constitution of new companies, services, projects for infrastructure, healthcare and education.
   Going forward, we face the challenge of building a global culture, counting on a team of talented and multifunctional people, alert to the cultural plurality of our customers and equipped to find solutions that meet their

BRF Brasil Foods

We are at a unique and special moment,one in which efforts are focused on theconsolidation of a company with a vocationand culture for performing the role of globalleader in the food business.

particular needs. We are conscious that this situation requires constant efforts in training, upgrading of skills and attracting professionals to help us expand our business.
   We also want to be recognized for our initiatives in protecting and preserving the environment. Our Sustainable Hog Farming System which supports and finances the construction of biodigestors on the properties of integrated outgrowers, received United Nations certification allowing the Company to trade carbon credits and has been recognized as a successful example of sustainability in rural production. On the same theme of sustainability, we also have a particular concern with water. Vital to the food industry, it will become an important competitive element and key advantage going forward. Given the seriousness of this theme, we dedicate constant vigilance in the preservation, economy and reuse of this natural resource.
   The combination of these initiatives makes BRF one of the companies which inspires the greatest confidence among investors and shareholders - this translating into recognition by the capital markets of the excellence of our corporate governance practices. In a year when the Ibovespa stock index rose 1%, we recorded a growth of 21% in market capitalization. Over the past ten years, we have provided an annual average return of 31% to our shareholders, a differential which makes the Company one of the most attractive investment options.
   In 2010, we took some important steps towards the formation of one of the largest companies in Brazil. We have been tireless in the task of identifying best practices and in the definition of a new command structure for the Company, drawing equally on manpower from Perdigão and Sadia as well as hiring from the market. The knowledge which has been accumulated in this process has been invaluable in allowing us to prepare a long-term plan which will drive BRF’s growth through 2015, with a focus on adding value to the business.
   Our assumptions for 2011 contemplate growth in our leading markets and the incorporation of the synergies expected to follow from the integration of the businesses with Sadia in alignment to the 2011-2015 strategic plan. Based on the macroeconomic outlook, we are forecasting growth of between 10% to 12% in net revenues and investments between R$ 1.2 and R$ 1.4 billion in Capex and R$ 400 million in replacement of breeder stock.
   We shall need the approval of the Administrative Council for Economic Defense - CADE if we are to execute these plans and fully achieve the growth objectives to which we committed at the time of the association of the two companies. The Company has been doing its part in supplying all the analyses and information required of us by the anti-trust authorities and we are hopeful that the organ will announce its decision on the merger shortly.
   We are conducting one of the largest mergers in the food industry anywhere in the world. Although working under some operating constraints, we can be proud of the progress and the results that have been achieved in 2010. We are convinced that this merger is pro-competition. The results attained up to the present time show the relevance of the Company to all our stakeholders – shareholders, clients, consumers, employees, partners, communities, government and society.
   We are at a unique and special moment, one in which efforts are focused on the consolidation of a company with a vocation and culture for performing the role of global leader in the food business.

Luiz Fernando Furlan	Nildemar Secches
Co-Chairman of the Board of Directors	Co-Chairman of the Board of Directors
José Antonio do Prado Fay
Chief Executive Officer

Strategic management |GRI 1.2|

BRF Brasil Foods aims to move up the ranking of the largest global food companies based on the criteria of sales, margins and markets.

for enhancing brand penetration; an increase in the channels for direct distribution to the client; initiatives for attracting and retaining professional manpower committed to the Company’s long-term projects; and reinforcing the concept of sustainability in all areas of the business. Strategic management has among its objectives, the adoption and strengthening of sustainable practices along the entire production chain and in the relationship with its principal stakeholders. |GRI 1.2|
   BRF adopts a long-term view permanently focused on the efficiency of the entire production chain. This strategy contributes to offsetting the impacts of factors affecting the trading environment at any given time (currency exchange rates for example) thus helping to sustain the targets for market share without sacrificing margins. ‘To do more with less’ is the driving behind BRF’s entire business, this having a positive spinoff in terms of return and competitiveness. In the context of integrating processes, in 2010, BRF began the development of a robust technological platform capable of sustaining its growth plans in Brazil as well as overseas with conclusion expected before the end of 2011.

Future vision
   BRF wants to be the consumers’ first choice in regions where it has a strong presence whether in Brazil or overseas, offering products suited to local habits and customs and with the support of a global distribution platform. The Company invests in the formation of an international culture, alert to the cultural diversity of its clients and consumers to meet their needs and in line with their consumption habits.
   Estimates for the domestic market are that 36 million will migrate to the ABC classes over the next five years, representing major sales potential. In addition to an increase in the number of consumers with greater purchasing power, the change in habits tends to favor the acquisition of ready-to-eat dishes combining practicality, quality, healthiness and price competitiveness. In just one year, 2.8 million homes have joined the consumer category for ready-to-eat dishes while singles

   The alignment of all areas of the Company with this long-term objective is a priority in the strategic plan for the new corporate configuration once CADE authorization has been received for the merger between Perdigão and Sadia. The Company plans to double its sales by 2015 and is preparing to begin a fresh cycle of investments in order to sustain new projects which will support this expansion.
   The long-term internationalization project for the overseas market has been structured to focus on higher value-added products and on distribution to the Company’s prime markets.
   BRF’s principal strategic initiatives center around: investments in innovation and in products with health related attributes; actions

‘To do more with less’ is the driving behind BRF’s entire business.

and couples with no children already account for 27% of total consumption in Brazil.

Sustainability
   Sustainability at BRF is a strategic element of the Company. It means more than preserving the environment or creating jobs. Rather it is to operate in a unique manner in the market place, managing the daily activities and the attitudes of the organization on the basis of a series of guidelines, practices and actions designed to achieve positive results simultaneously on economic, environmental and social fronts.
   BRF believes that to contribute to the development of society is compatible with its own corporate progress. If it is successful in disseminating this sustainability-related culture, then this will bring gains in efficiency for the business with opportunities for associating these improvements in corporate management as a competitive differential of the BRF brand. As a result of this vision, the Company has selected six key pillars to permeate its business strategy, contributing to the target of building a global food company.

   Total commitment to sustainability – To build sustainability criteria into the organization’s investment decisions and new projects/ products; to link senior management’s variable compensation/bonus to meeting sustainability targets; to ensure management conformity with the principal sustainability standards and certifications; to undertake continual auditing of the Company’s operations and those of its suppliers; to promote the maintenance/ entry of the Company as a component of the principal sustainability indices.
   Increase the focus of sustainability in the value chain – To consolidate the Company’s position as a catalyst for sustainability in Brazilian agriculture; to identify and reduce the principal social and environmental risks in the value chain (from farm gate to the dining room table); to develop new opportunities along the value chain.
   Engagement with stakeholders – To involve stakeholders in making decisions; to improve accountability in matters involving sustainability, prioritizing transparency and key stakeholders.

   Promote sustainable consumption – To make significant investment to ensure that the Company’s products increasingly match health criteria (reducing salt, sugar, trans and saturated fats); to view social inclusion in the consumer market as a business opportunity for the Company.
    Focus on human capital – To train and enhance the importance of local labor; to improve management practices for increasing the levels of employee satisfaction; to include education for sustainability in the strategy for organizational development; to provide guidance to the employees to act as agents for sustainability.
   Adaptation to climate change – To control and reduce environmental impacts (consumption and emissions) of the Company’s operations, transforming BRF into an organization which makes a positive contribution to combating climate change; to participate in sector movements and public commitments for offsetting climate change.

Annual and sustainability report 2010

Investments

BRF invested R$ 1.1 billion in 2010 in the expansion of production capacity, operating improvements, productivity and the new industrial units in Lucas do Rio Verde (MT), Vitória de Santo Antão (PE) and Bom Conselho (PE).

demand using the potential in existing plants or in those about to go into operation. The larger part of the investment made in 2010 was allocated to programs for improvements, productivity and new projects.
   In early March 2011, a fire affected part of the installations of the Nova Mutum (MT) unit. This event was of minor proportions, the unit’s production being temporarily absorbed by other BRF plants in order not to compromise supplies to clients and consumers. The Company has fire insurance. The Nova Mutum unit slaughters 230 thousand head of chicken/day and its output (whole chicken and chicken cuts) supplies both domestic and export markets.
   Coopercampos – On April 29 2010, the Company signed a services agreement with Cooperativa Coopercampos, state of Santa Catarina, which includes the use of future industrial capacity of the plant currently under construction in the municipality of Campos Novos for hog slaughtering. The unit is to be equipped for selling its production to the leading world markets. The unit’s slaughtering capacity will be seven thousand head/day, enabling it to meet the needs of a demanding export market. The cooperative estimates total investments in the project at R$ 145 million. Slaughtering operations are expected to begin in the first half of 2011.

   Information Technology – During the year, an integrated systems platform was set up to support the merger between Perdigão and Sadia for capturing identified synergies, these contingent on a unified system once the merger is finalized. The project, which will take approximately 18 months to conclude, involves about 200 people in 4 stages: 1) upgrading of the SAP system to increase processing capacity; 2) construction of the initial platform; 3) development of the Human Resources SAP system; and 4) the roll-out of SAP APO – Advance Planning Optimization. All stages are integrated and critical to the creation of a complete platform to support the Company’s expected international expansion as well as to ensure lower operating and maintenance costs.
   Internationalization Project – To sustain its domestic and international expansion plans, the Company is planning a further investment cycle in 2012 for meeting market demands as from 2013. BRF is to assess the best opportunities for executing this expansion, either through the construction of greenfield units or the acquisition of overseas companies. In addition, the company is maintaining its plans for modernization and improved productivity at all the production units. Funding for these investments will come principally from BRF’s own cash flow.

   Of this total, 348.9 million was appropriated for the acquisition of poultry and hog breeder stock. In the past five years, investments amounted to R$ 6,058 million, an annual average of R$ 1,211 million in Capex.
   The reduction in investments when compared to previous years is due to the strategic option of optimizing installed capacity through standardization and improvements, resulting in more efficient production and gradual maturation of investments in new industrial units and in the expansion of processing capacity.
   Both Perdigão as well as Sadia are emerging from an intense round of investments which have enabled BRF to meet market

BRF Brasil Foods

Competitive advantages

   BRF has advantages which are difficult to replicate either in the domestic or international market. In centralizing its production platform in Brazil, the Company is able to source an abundant supply of raw materials for the food industry, the most important of these being the product of agriculture or cattle ranching. However, there are other factors at play which are company-specific and allow BRF to stand out from its competitors.

the executive level, courses and training are held to continually provide updating in management tools and involving participation in forums with the presence of world renowned consultants. BRF also maintains a leadership development program which fosters the exchange of experiences among the leaders of various Company units. (More information on Management of people on page 38.)

Innovation and technology
  The Company is continually investing in innovation and improvement in management processes and information technology to sustain the corporate growth plan. On the product front, the focus is to develop new items and improve the quality of specialty products and industrial processes with a view to reducing the cost of production, use of materials and natural resources. BRF is the first company to invest in animal wellbeing in Brazil in compliance with the most rigorous international standards.
   The development of a more robust platform with the capacity to sustain the joint Perdigão and Sadia operation will permit BRF to benefit from the greater agility accruing from the synergies and best practices already identified, the capture however of which is contingent on a unified system. In 2011, the project for unification of IT operations will be concluded. The area will be restructured to ensure the demands of the company are met more efficiently, with particular focus on the support and development of business. The project includes the international standardization of all the platforms for increasing efficiency in both costs and maintenance.

Logistics
   BRF has one of the most complex and capillarized logistics structures in the country. The Company operates a fleet of 9 thousand trucks – the largest in Brazil – and employs 15 thousand to meet supply chain requirements – involving more than three thousand items. The system is responsible for the delivery of animal feed to the producers’ poultry farms for feeding 6.5 million head of poultry/day and also 40 thousand hogs/day as well as transporting animals to the slaughtering units, supplying raw materials to the plants and distributing the portfolio of products to BRF’s 150 thousand clients. The Company is the only one in the country with a nationwide distribution network for chilled and frozen products.
   The Company works on the basis of contingency plans in all areas to ensure absolute safety in the functioning of the system. The product profile demands a continuous operation with rigid timeframes, standardized temperatures and handling methods. All stages in the process are carefully planned and monitored by a specialized team and supported by IT systems which are permanently updated using the best available solutions anywhere in the world.
   Simulations are made to determine what is the most cost- and safety-effective way to pack a cargo or container, the number of people needed for each one of the stages of the work, and the means of transportation chosen for a given product. In 2009, BRF launched an optimization program for the transportation chain, increasing the Standard Load Unit (pallet) from 1.7 meter to 2.1 meters with a resulting reduction in costs and better use of truck capacity. The aim is to operate with all that is best and achieve excellence in the way services are rendered with a corresponding improvement in quality and reduction in costs besides contributing to lower fuel consumption and green house gas emissions.
   In 2010, BRF identified best practices in logistics at Perdigão and Sadia and begun to capture synergies between the two for the areas where CADE authorizes joint operations – namely, the acquisition of raw materials and services in addition to the international sales operation.

Management
   BRF operates an integrated management system anchored in three international standards: ISO 14001 (environment), OHSAS 18000 (health and safety) and ISO 9000 (quality). The system has been extended to all operating units in order to standardize processes, improve performance and contribute to the reduction in risks. Nine of the Company’s units carry ISO 14001 certification and seven, OHSAS 18000. Six of these are Integrated Management System certified (SGI – environment, safety and quality).

Brands BRF’s brands are one of the pillars to corporate growth strategy thanks to consumer recognition and reputation for reliability in both domestic and international markets.

   The portfolio is made up of brands which together cover the full spectrum of consumer profiles – children, adolescents and adults – and product categories, ranging from the popular to the premium and in line with the evolution in the consumer market.
   The companies leading brands are Perdigão and Sadia, rated as the most valuable in the Brazilian food sector according to a BrandAnalytics/Millward Brown study in partnership with IstoÉ Dinheiro magazine. The survey was based on financial data and information raised from the capital markets in addition to a market survey by BrandZ which annually publishes the world’s most valuable brands. Announced in 2010, the ranking reveals that the value of Perdigão and Sadia brands together increased from R$ 1.87 billion in 2008 to R$ 3.6 billion 2009.

Human capital
   BRF’s objective is to build an organizational culture characterized by the commitment of employees to the long-term plan. During the course of 2010, progress was made in this direction through Training and Development activities. A large part of the investment in this direction was dedicated to the Occupational Safety, Health and Environment program (SSMA) which enjoys the commitment at all levels of senior management. At

Annual and sustainability report 2010

Corporate governance

A widely held company, BRF Brasil Foods shares are traded on the São Paulo Stock Exchange’s (BM&FBovespa-BRFS3) Novo Mercado, a listing segment of the exchange consisting of companies committed to the highest standards of transparency, full disclosure and equality of treatment to shareholders.

   These commitments cover the issue of common shares exclusively, prohibition on shareholders and executives obtaining unfair advantage due to access to information not yet in the public domain, a trading policy for securities and disclosure of material facts, and the use of arbitration as a more agile and specific manner with which to resolve conflicts of interests. In addition, BRF has adopted a defense mechanism for avoiding shareholding concentration: if a shareholder or group of shareholders obtains control of more than 20% of the total stock, it is obliged to make a public offering of shares (POS). In this event, each acquired share will give its owner the right to an additional remuneration of 35% on the average value of the quotation for the 30 days prior to the holding of the offering. The offering price may also be based on the economic value recorded in the valuation report or again, 135% of the issue price of the shares of capital increases over the previous 24 months, whichever the highest. |GRI 4.6|
   Since the Company’s securities in the form of Level III ADRs-BRFS trade in the United States capital markets, the financial statements adopt the procedures and internal controls required by the Sarbanes-Oxley Act’s (SOX) Internal Controls System over Financial Reporting (SCIRF).
   The Board of Directors and the Board of Executive Officers are responsible for the periodic evaluation of the Company. On a quarterly basis, the Board examines the results, which are published according to generally accepted accounting practices (IFRS). The Board of Executive Officers meets monthly to monitor general performance using economic, social and environmental indicators proposed by Brazilian and international institutions, such as the Social Report of the Brazilian Social and Economic Analyses Institute (Ibase) and the Global Reporting Initiative (GRI).
   The Company has a Governance, Sustainability and Strategy Committee providing advisory support to the Board of Directors; an Executive Sustainability Committee, consisting of the executive vice presidents and officers; and a Working Group for sustainability, comprising managers with the purpose of evaluating and monitoring performance in addition to risks and opportunities in sustainability. |GRI 4.9|

BRF Brasil Foods

Agency	Rating	Outlook
Fitch	BBB-	Stable
Standard & Poors	BB+	Positive
Moody’s	Ba1	Positive

   In 2010, for the third consecutive year, BRF was ranked as the Best Company in Corporate Governance in the consumer goods sector and Top 5 in Latin America by IR Global Rankings Awards. The Company also received Transparency in Sustainability in the Ibovespa Companies, a recognition awarded by Management & Excellence (M&E), Razão Contábil magazine and the Brazilian Investor Relations Institute (IBRI). The Company was also rated as the Best Company in Latin America in a perception study conducted by the United States magazine Institutional Investor, Food & Beverages sector (The 2010 Latin America Investor Relations Perception Study), as well as recognition in the awards for Best CEO, Best CFO, Best IR Program and Best IR Team.
   Governance bodies include the General Shareholders Meeting, Board of Directors, Fiscal Council which performs the functions of an Audit Committee, advisory committees to the Board of Directors and the Board of Executive Officers. |GRI 4.1|

Shareholders’ meeting
   The meetings are the principal channel for shareholders recommendations to the

Company’s management. They are held with quorums in excess of 70% of shareholders. Participation is encouraged by a direct approach to the investors and by the dispatch of the reference manual in which the reasons for the meeting are listed, the importance of shareholder participation as well as general guidance on the process. The shareholders’ meetings approve financial statements, incorporations and other matters, elect the Board of Directors and the Fiscal Council, set management compensation, among other issues. |GRI 4.4|

Novo Mercado
   BRF listed on BM&FBovespa’s Novo Mercado on April 12 2006, being bound to settle disputesthrough the Arbitration Panel in accordance with the commitment clause in its bylaws and in the regulations.

Annual and sustainability report 2010

Currently made up of 11 members with a two-year term of office, seven of them independent.

in the internet, on which all the information necessary for taking a decision is made available. In 2010, the Board met 16 times. The members of the Board of Directors have a fixed compensation contingent on members’ participation in the meetings. |GRI 4.5|
   The qualifications to be a member of the Board of Directors is laid down in the Company’s Bylaws and includes such aspects as: an exemplary reputation and not to hold posts on the boards of competitors or those representing conflicts of interests. The Board of Directors is evaluated by a tailor-made process designed and implemented by a specialized and independent consultancy. However, there is no tool for evaluating individual performance of members of the Board or the committees. The Board of Executive Officers is evaluated by an internal process validated by management. |GRI 4.7, 4.10|

1. Luiz Fernando Furlan
Co-chairman

2. Nildemar Secches
Co-chairman

3. Francisco Ferreira Alexandre
Vice Chairman

4. Carlos Alberto Cardoso Moreira
Member

5. Décio da Silva
Member

6. João Vinicius Prianti
Member

7. Luis Carlos Fernandes Afonso
Member

8. Manoel Cordeiro Silva Filho
Member

9. Rami Naum Goldfajn
Member

10. Roberto Faldini
Member

11. Walter Fontana Filho
Member

   In line with the best governance practices, the co-chairmen on the Board do not sit on the Board of Executive Officers. The Bylaws require that the Board of Directors is made up of 9 to 11 members. |GRI 4.3, 4.2|
  The organ is responsible for defining business strategy, approving investments and appraising the performance of the Company and the actions of the executives. Meetings are held once a month or whenever necessary. The directors have access to information on the Company through an exclusive portal

See the short résumé of each member in www.brasilfoods.com/ri

BRF Brasil Foods

Committees BRF adopts a governance model which prioritizes management efficiency and the professionalism of its managers.

   Governance, Sustainability and Strategies Committee – This has an advisory role in relation to: Company practices of corporate governance; strategies of the Company; strategic guidelines and planning; annual and multi-annual investment budgets; opportunities for investments and/or divestments into/ out of new businesses; mergers, spinoffs and acquisitions; management system; institutional and socio-environmental responsibility policies and activities; monitoring of the work of the Audit Committee and the Sarbanes Oxley-mandated Internal Controls System over Financial Reporting Committee pursuant to US Securities Exchange Commission (SEC) requirements.
    Finance and Policy and Risks Committee – Accountable for advising on: corporate and financial risk policies; funding policies; the Company’s processes for internal financial and accounting systems; investor remuneration; and a suitable capital structure for the Company.

   Management Compensation and Executive Development – With the advisory function for monitoring: execution on the Company’s human resources policy; criteria for compensating the Board of Executive Officers, including short- and long-term incentive plans; targets and criteria for evaluating performance of the Board of Executive Officers; monitoring of the Board of Executive Officers’succession plan.

The Senior Advisory Board
   Members of this board are ex-members of the Board of Executive Officers. They are professionals that provide specialized advice to the Company reporting directly to the CEO. The compensation of the members of the Senior Advisory Board is provided for and regulated in the internal organizational ruling and is equal to 20% of the monthly fixed income received when the executives were active in the Company.

   The committees play a fundamental role in this structure, integrating the Board of Directors with the Board of Executive Officers.
    The Company maintains three advisory committees made up of members of the Board of Directors and the Board of Executive Officers: Governance, Sustainability and Strategies; Finance and Policy and Risks; Management Compensation and Executive Development. In addition, the Company has a Disclosure committee as called for by the Sarbanes Oxley regulations, and the Senior Advisory Board.

The Fiscal Council is made up of three independent members, one of them holding the position of financial specialist, meeting on a monthly basis and whenever necessary, deliberating jointly with the Board of Directors.

   Pursuant with United States legislation, the Fiscal Council also exercises the functions of an Audit Committee. Members of the Fiscal Council receive a fixed compensation in line with their participation in the meetings, this amounting to R$ 0.34 million in 2010. |GRI 4.5|

1. Attilio Guaspari Chairman and financial specialist 2. Jorge Kalache Filho Member 3. Osvaldo Roberto Nieto Member

See the short résumé of each councilor in www.brasilfoods.com/ri

Annual and sustainability report 2010

BRF’s Board of Executive Officers is made up of 11 members, elected by the Board of Directors, with two-year mandates, members being eligible for reelection.

   The Board is responsible for the management of the day to day operations of the Company and for short-, medium- and long-term strategies in line with the guidelines relative to the management of the business, supported and guided by the Board of Directors.
   In 2010, the Board’s total compensation amounted to R$ 18.4 million, including both fixed and variable portions, linked to targets and performance indicators to be reached during the fiscal year. An executive officer’s variable compensation is a reflection of performance measured against individual and collective targets in line with the Company’s strategic plan and budget. The targets are earmarked against general productivity indicators for BRF and/or the respective area of operations in addition to indicators for resource maximization and personnel management. The monitoring of these indicators is carried out during the entire fiscal year by the Financial Controller’s office and Human Resources area and then formally validated by the Board of Directors following the finalization of the annual results. |GRI 4.5|
   In March 2010, the shareholders approved a long-term stock option plan for executive officers supported by recently issued shares or those held as treasury stock. The Executive Compensation and Development Committee, which supports the Board of Directors in its decisions, analyzes the strategy for fixed and variable compensation to be adopted, issuing recommendations and policy changes for subsequent submission for the appreciation, deliberation and approval of the Board.

BRF Brasil Foods

1. José Antonio do Prado Fay
Chief Executive Officer

2. Antonio Augusto de Toni
Vice President of Export Markets

3. Ely Mizrahi
Vice President of Food Services(1)

4. Fabio Medeiros Martins da Silva
Vice President of Dairy Products

5. Gilberto Antonio Orsato
Vice President of Human Resources	6. José Eduardo Cabral Mauro
Vice President of Domestic Market(1)

7. Leopoldo Saboya
Vice President of Finance, Administration and Investor Relations

8. Luiz Henrique Lissoni
Vice President of Supply Chain

9. Nelson Vas Hacklauer
Vice President of Strategy, Projects and New Businesses	10. Nilvo Mittank
Vice President of Operations and Technology

11. Wilson Newton de Mello Neto
Vice President of Corporate Affairs

(1)The Vice Presidencies for Food Service and the Domestic Market will be filled in the event of and contingent upon the terms of the final approval of the Concentration Act currently subject to examination by the Administrative Council for Economic Defense – CADE, as well as eventual approval of the Company’s Board of Directors.

See the short résumé for each officer in www.brasilfoods.com/ri

Annual and sustainability report 2010

Investor relations
   Brasil Foods has an Investor Relations area responsible for providing a personalized service to investors and analysts through the offer of comprehensive information on the Company’s businesses and performance. Through the IR site (www.brasilfoods.com/ ri) such interested parties have access to information which is being constantly updated, and through in depth contact via other mediums such as one-on-one meetings, conference calls and video conferences, public meetings – with the Association of Capital Markets Analysts and Investment Professionals (Apimec) and financial institutions –, road shows and onsite meetings. In 2010, the number of attendances grew an average of 76%. Various conferences were held in Brazil and overseas including the BRF Day in São Paulo and New York.

Ethical behavior |GRI 4.8|

Trust is the first principle and value adopted by BRF for operating ethically and transparently in its activities as they relate to all stakeholders.

   The internal auditing area is responsible for investigating complaints of any nature such as misappropriation, fraud, moral or sexual harassment. The result is presented and discussed with the Chief Executive Officer and with the vice presidents from the areas involved. Should any infringement of the Code of Ethics and Conduct be identified, the penalty may be the rescission of work or service contracts. The penalties are decided by a multidisciplinary team with representatives from Human Resources, Legal and Auditing areas together with the vice president of the area. In 2010, the work contracts of 47 employees were rescinded and the credentials of three suppliers cancelled. The Company recorded no legal case of corruption. |GRI SO4|
   Human rights policies and procedures are set forth in the Code of Ethics and delivered to all those employees joining the Company and taking part in the New Employees Induction Program. In 2010, this translated into 12 thousand hours of training for 40 thousand new hires (35% of the payroll). A further 164 employees (0.2% of the total) took part in 48 hours of training with the focus on basic labor legislation, disciplinary measures, moral and sexual harassment and managerial responsibility (civil, criminal and labor). |GRI HR3, SO3|
   The Company also has a Material Information Disclosure and Share Trading Policy which is disseminated to all stakeholders.
   During the course of 2010, BRF was sentenced to pay fines amounting to R$ 1.6 million for infringing laws and regulations. Through a Conduct Adjustment Agreement (TAC), which lays down periods for compliance

   The Code of Ethics and Conduct underscores this behavior by establishing guidelines and orientating decisions and attitudes of the employees in their relations with clients, suppliers, co-workers and other stakeholders. The Code can be found by accessing the Company’s internet page, through the internet and in the Employee Manual.
   Internal audits are conducted at the units – plants, corporate offices, sales branches, milk catchment points, etc. – for evaluating the suitability of the internal controls and detecting complaints as well as procedures or practices contrary to the Code of Ethics and Conduct. The frequency and coverage of the audits depend on the track record of problems, relevance/materiality or degree of risk represented for each one of the units. Some are audited every year although with others frequency may involve intervals of more than a year. Notwithstanding, all units should be audited on a remote basis every year. The Company maintains various channels available for registering complaints or infringements of conduct such as The Audit Department (11-2322-5060/5059 or 49- 8816-0780) and Dial Integrity (DIS –0800 702 7014). |GRI SO2|

BRF Brasil Foods

with certain legally enforceable rulings, the Company allocated R$ 160 thousand on canalization work between the decanting lake of the Rio Verde (GO) plant and Saneago’s (the water and sanitation utility for the state of Goiás) water catchment lake responsible for the supply of water to the municipality. In the same municipality, R$ 167 thousand was invested in the construction of a paved area and fencing around the entire perimeter of the source of Rio da Barrinha in addition to R$ 450 thousand in the restoration of the sources of the Ribeirão da Abóbora. |GRI SO8|

External commitments |GRI 4.12|
   BRF participates in initiatives which support its commitment to sustainability based on the principles of respect for people and the environment. Among these, of special importance are:
   Global Compact – BRF is a signatory to the Global Compact which encourages the business sector to adopt practices of corporate responsibility for promoting a more inclusive and sustainable economy. The Pact is an initiative of the ex-general secretary of the United Nations Organization, Kofi Annan, in partnership with UN agencies as well as social entities. It has more than 5.2 thousand signatories around the world. It sets out ten principles to be respected in the areas of Human Rights, Labor Rights, Environmental Protection and Anti-corruption. Adherence to the initiative was initially through the medium of Sadia and is being reconfirmed in 2011 by BRF.
   Eight Millennium Development Goals – Aligned to the Global Compact, this UNO initiative is a list of challenges to be met through concrete actions by governments and society by 2015. The declaration was subscribed by 191 countries, among them Brazil, during the Millennium Summit held in 2000 in New York. The goals are: eradication of hunger and poverty; quality education for all; non-discrimination; reduction in infant mortality; improved maternal health; combating disease; quality of life and respect for the environment; and establishing a global partnership for development.
   The Business Pact for Integrity and against Corruption – A voluntary commitment for ethical behavior in businesses, the pact defines standards for corporate relationships with government and broaches such themes as tax evasion, corruption of civil servants, organized crime and money laundering. The initiative is organized by the

Ethos Institute in partnership with the United Nations Development Program (PNUD), the United Nations Office on Drugs and Crime (UNODC) and the Brazilian Committee of the Global Compact, among other entities. Sadia has been a party to this initiative since 2007 and BRF signed up to the commitment in March 2011.
   The National Pact for the Eradication of Slave Labor in Brazil – The fight against slave labor is expressed in the Human Resources Policy of the Endesa companies and is the criterion for engaging suppliers and service providers. Since 2006, Ampla and Coelce have been a party to this initiative of the Ethos Institute jointly with the International Labor Organization (ILO) and the NGO, Repórter Brasil. Commitment is voluntary and signatories are companies committed to the dignity, formalization, modernization and eradication of degrading work. Sadia has been a signatory since 2007 and Perdigão since 2008 and at the recommendation of the Pact Committee, BRF will become a signatory in 2011.
   Choices International Foundation – Headquartered in Brussels, the foundation was responsible for introducing the My Choice seal. It allows consumers to identify products aligned to the criteria adopted by the dietary recommendations of the World Health Organization (WHO). The products that bear the seal are those which match the criteria defined by the program as to the quantity of salt, sugar, saturated and trans fats, which if consumed in excess, cause chronic disease. BRF signed up to this initiative in 2009.
   The Brazilian GHG Protocol Program – provides an incentive to the voluntary management of atmospheric emissions with publication of GNG emission inventories. BRF has been a participant since 2010 and Sadia since 2008. The Greenhouse Gas Protocol is the tool most used by companies and governments to quantify and manage atmospheric emissions.
  Carbon Disclosure Project (CDP) – The project involves international investors and is today the largest GHG emissions database in the world. Through a questionnaire to which 2.5 thousand companies replied on a voluntary basis, the initiative analyzes the positions of major corporations in relation to climate change. BRF has been a signatory to this project since 2006 and Sadia since 2007.
  Cattle ranching pact / Sustainable connections – Commitment assumed by Sadia in 2008 for financing, production,

distribution and sustainable consumption of beef cattle products from the Amazon Basin region and destined for the city of São Paulo. BRF adhered in April 2011.
   Sustainable Pro-Food Initiative (Ipas) – This is a multi-stakeholder initiative, created in March 2007 by Sadia and invited institutions. Its objective is to be an agent for pro-sustainability in Brazil by developing projects for food chain innovation from production to consumption. Focus: activities involve members (sharing knowledge and projects) and the market (seeking sustainability in consumer preference, establishing good pro-competitive practices and engagement in government policies directed towards fostering sustainability in agribusiness systems). |GRI 4.13|
   Right Direction Program – A WCF Brasil (World Childhood Foundation) initiative for more effectively combating sexual exploitation of children and adolescents on Brazilian highways. Sadia has been a signatory since 2007 and BRF joined in February 2011.
   Companies for Climate – In early 2011, BRF signed up to the Companies for Climate program, led by the Getúlio Vargas Foundation with the purpose of involving companies disposed to operate in a low carbon economy.

Annual and sustainability report 2010

Awards and recognition |GRI 2.10|

Awards and highlights	Reason	Institution
Best CEO; Best CFO; Best IR Program and Best IR Team	Best Companies in Latin America in the perception study of Institutional Investor magazine for the Food & Beverages sector (The 2010 Latin America Investor Relations Perception Study) - buy side ranking and the 2nd best in all categories – sell side ranking.	Institutional Investor magazine
Company of the Year in the 500 Best Ranking	Elected Company of the Year among The Best of Dinheiro 2010. The ranking contemplates 500 among the best companies that operate in 25 sectors. BRF was also ranked first in the food sector.	Istoé Dinheiro magazine
The most valuable brands in the country in the food sector	BRF Brasil Foods’Perdigão and Sadia brands are the most valuable in Brazil in the food sector. The study was conducted on the basis of financial and capital markets data for 2009 in addition to a BrandZTM survey.	IstoÉ Dinheiro magazine BrandAnalytics /Millward Brown
Best Company in Corporate Governance	IR Global Rankings Awards, as The Best Corporate Governance in the Consumer Goods Industry and Top 5 Corporate Governance in Latin America, the Company being considered a bellwether in transparency, disclosure, relationship and equality of treatment to its investors, promoting structured operations which permit the effective aggregation of value.	MZ Consult Technical Commission: Arnold & Porter, Barbosa, Müssnich & Aragão Advogados, Demarest e Almeida and KPMG.
2011 – BCG Global Challengers	BRF is of the top Companies in Brazil with potential do worldwide trade	BCG-Boston Consulting Group
Leader in the ranking of Brazilian companies –Transparency in Sustainability in the Companies of the Ibovespa 2010.	M&E’s study evaluated the companies on the basis of 123 criteria of transparency based on actions in Corporate Governance, Sustainability and Social Responsibility.	Management & Excellence (M&E) in partnership with the Razão Contábil magazine
Industry Trophy 2010	For the investments made by the Company in the state of Paraná as well as development of projects/social responsibility.	Federation of Industries of Paraná(FIEP)
The 500 Largest in the South	Leader in the ranking of the largest companies in the state of Santa Catarina.	Amanhã magazine
Expomoney 2010	Respect for the individual investor.	ExpoMoney 2010
The most recalled brand in the state of Paraná	Sadia: Confidence and credibility together with the consumer.	Amanhã magazine
Most admired in agribusiness	Sadia: 9th place in the ranking of the companies- state of Santa Catarina	Amanhã magazine
Top of mind	Award-Winning Brand: Qualy / Sadia	Folha de São Paulo Newspaper

Risk management |GRI 1.2|

BRF has reinforced its structure and improved risk management controls and mechanisms in parallel with the process of integrating Sadia.

   Directors at Board level and employees are involved in a series of controls and have well defined functions:
   Board of Directors – Sets out the strategic guidelines for risk management; assesses and approves the policy for financial risk management; establishes and amends selected hedge instruments; approves risk factor limits; approves all and any modification in risk policy.

BRF Brasil Foods

   Strategy and Finance Committee – Performs an advisory role in relation to risk policy and to the strategic guidelines for management of financial risk and maintains permanent monitoring of the activities of the Financial Risk Management Committee.
   Board of Executive Officers – Establishes the Company’s position for each identified risk according to Board guidelines, action plans and risk monitoring.
  Financial Risk Management Committee – Proposes improvements to the financial risk management policy; supervises risk management; evaluates and approves hedging alternatives in line with Board of Directors policy; evaluates stress scenarios to be applied in operations. Supporting its governance standards, the risk policy is integral to the Company’s regular publications as for example in the case of the reference form, including the detailing of risk positions, available for consultation on the internet ( www.brasilfoods.com/ir).

Financial Risks
   The financial risks policy clearly establishes guidelines, situations, limits for authorization and responsibility, with operators’ limits for the Risk Committee and the Board of Executive Officers. Any eventual irregularity is quickly identified and reported with the immediate adoption of corrective measures. Financial markets and the Company’s positions are monitored on a daily basis with the support of management tools.
    In 2009, BRF set up an area specifically dedicated to control and risk management subordinated to the Vice President for Finance, Administration and Investor Relations.
  Currency – BRF enjoys natural protection from currency fluctuations thanks to the revenue flow from export business in volumes proportional to its currency-denominated financial liabilities. Risk management policy allows for the contracting of currency hedging instruments albeit with no financial gain in mind.
   Credit – A Credit Committee establishes a credit ceiling each branch can extend to clients. Positions are tracked in real time with the support of a management system. In addition the diffused client base restricts the impact of eventual delinquencies.

Operating risks
   BRF now has an area dedicated exclusively to the management of operating risks thus ensuring even greater security to its operations. During 2010, risks were charted and defined according to different levels of severity. The Company identified risk-related processes requiring adaptation and implemented as a question of priority at all units, irrespective of the latter being new, old or acquired. The plan is to adjust all operational risk management processes over four years. Additionally, a contingency plan for the logistics area is in place to ensure continuity of operations along the entire product supply and distribution chain to the end client.
   In its activities, the Company considers the Precautionary Principle, established at the Rio de Janeiro Eco92 Conference, according to which the absence of scientific consensus should not be used as justification for not taking action when there is a threat of serious or irreversible environmental damage to the environment or to human health. This principle is implicit at all phases of product development, conception, manufacture and distribution.
   Nutritional safety – The Company is equipped to trace all items produced at its units from breeder stock to the product delivered to the final consumer including the control of feed and medications administered to livestock. All Company suppliers are subject to contractual clauses guaranteeing nutritional safety of all items manufactured at any industrial unit.
   Sanitary control – A continuous process of improvements allows the company to eliminate or minimize risks of this nature. This also includes the monitoring of integrated outgrowers practices. Strategically distributed in different regions of Brazil, the slaughtering units are geographically dispersed to minimize the impact on performance of the businesses in the event of trade bans due to sanitary issues on products from a specific region of the country.
   Commodities – Inventory and hedging policies are established to guarantee the supply of inputs and ameliorate the risk of major grain price volatility. Markets are permanently monitored in order to anticipate movements which can have a positive or negative impact on the costs of the operations. The Company has upgraded mechanisms for acquisition of raw materials which are now conducted on a competitive bidding basis. Among the factorsdetermining the geographical location of its units is the supply of grain and the infrastructure for delivering production.

   Insurance – Property insurance protects all industrial units, product warehousing and distribution centers with coverage for material damage, loss of profits and civil liability.

Environmental risks
    BRF propagates a culture of respect for the environment at all levels of the Company in addition to complying with all environmental legislation. The Occupational Health, Safety and Environment program is one of the principal mediums for disseminating and strengthening environmental awareness in all company activities.

Technological risks
    Through continual monitoring of all systems and the industrial complex as a whole, BRF exercises a policy of risk management based on the security of its production and on increased productivity with the use of equipment and processes aligned to the most modern international standards. Investments in innovation allows for ongoing portfolio renovation reflecting demands and tendencies of the different consumer profiles.

Risks of image and reputation
    The dissemination of the Code of Ethics and Conduct is core to BRF’s efforts to propagate good corporate governance practice and to contribute to maintaining the Company’s principles and values on the basis of confidence, ethics and transparency. These practices emphasize respect for the human being, repudiation of any form of discrimination, and responsibility in relation to society and the environment. The Vice President’s office for Corporate Affairs is responsible for monitoring these aspects and for action plans.

Sectoral scenario

Domestic consumption is likely to remain strong throughout the period, especially in the case of non-durables.

  While the labor market failed to record any significant improvement in developed countries during the period, consumption indicators such as retail sales and consumer confidence reported an improvement in relation to the third quarter.
   Brazilian exports – In 2010, the exports of chicken reported an increase of 6.4% against 2009. Main importing countries were Saudi Arabia, Japan, Hong Kong, The Netherlands and South Africa. Worthy of note is the export performance to South Africa, China and Egypt - markets traditionally with a low percentage share of total overseas sales but which in 2010, expanded significantly. The exports of pork in 2010 were 11% weaker with an across-the-board decline in all leading markets (Russia, Hong Kong and the Ukraine). This negative performance in sales value was partially offset by an average price increase of 22.9% compared with 2009.
  Domestic Consumption – The unemployment rate reported by the Government Statistics Office (IBGE) fell to 5.3% of the Economically Active Population in December, the lowest rate ever recorded for the historical series and boosting consumer confidence levels to the highest ever according to the ACSP (the São Paulo Commercial Association). This positive trading environment saw retail sales in the principal metropolitan regions grow at an average year on year rate of 9.6% as against an historical average rate of 4.3% between 2000 and 2009.
  Raw Materials – Between October and December 2010 average corn prices in the domestic market rose 34% compared with 3Q10, but during the year posted a decline of 1.2%. The spike in the final quarter of 2010 was in line with the trend in the international price which was pushed up due to an increase in the demand for animal feed and the production of biofuels and not accompanied proportionally by supply. The result was a decline in world inventory, leading to a relatively low inventory/consumption ratio. Low productivity levels due to unfavorable climatic conditions affected supplies from exporting countries such as Argentina, preventing the replenishment of inventory in 2011 and maintaining high level prices.
   Meanwhile, average soybean prices in 4Q10 rose 15.8% against 3Q10, albeit 13.5% down on a year on year basis

   Perspectives – Social tensions affecting the countries of North Africa and the Middle East have led to an increase in international oil prices although not to the point of threatening global growth. However, in developed countries, macroeconomic indicators are positive especially those for the United States.
   In Brazil, the basic Selic rate of interest is expected to increase from 10.75% p.a. in December 2010 to 12.25% p.a. by December 2011, with a consequent deceleration in inflation rates. This hike in interest rates is unlikely to choke off demand as consumer confidence should remain very positive. An Applied Economic Research Institute - IPEA survey conducted in January 2011 shows that 64% of families polled expect the economic situation in Brazil to improve over the next 12 months, indicating that domestic consumption is likely to remain strong throughout the period, especially in the case of non-durables.

Annual and sustainability report 2010

Exports average price
(US$/Kg)

Poultry

2.2
2.0
1.8
1.6
1.4
1.2
1.0
1.97
1.73
11%
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2010
2009
Source: ABEF, ABIPECS

Pork

2.8
2.6
2.4
2.2
2.0
1.8
1.6
1.4
1.2
1.0
2.6
2.2
23%
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2010
2009
Source: ABEF, ABIPECS

Grains price
(R$/bag 60 kg)

Corn

30
25
20
15
10
23.26
16.91
1%
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2010
2009
Source: FNP

Soybean

55
50
45
40
35
30
49.09
44.06
13%
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2010
2009
Source: FNP

Milk price
R$/litre

0.80
0.65
0.50
0.721
0.602
5%
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2010
2009
Source: CEPEA

Exchange rate
(R$ X US$)

2.6
2.4
2.2
2.0
1.8
1.6
1.4
1.2
1.0
1.75
1.71
13%
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2010
2009
Source: Bloomberg

BRF Brasil Foods

Operational performance

Production
   Production volumes at BRF Brasil Foods have recovered to levels prior to the 2008/2009 crisis with growth of 6 % against the preceding year. A total of 1.6 billion head of poultry and 10.5 million head of hogs/beef cattle were slaughtered, a growth of 3.9% and 2.8%, respectively. Other processed products reported growth of 57.4% on a pro-forma basis, most notably in margarines, pastas and pizzas as well as appetizers following their launch by the Company.
   Activities at the Cavalhada unit in the Greater Porto Alegre (RS) region, were transferred to the Lajeado(RS) unit. This move reflects the ease of integrating the processes of the two plants, in so doing adding value to the product mix as well as optimizing processes, industrial lines and production costs. In addition, investments were recently made at the Lajeado plant in expanding capacity and modernization of the installations. The unit’s slaughtering capacity has been increased from 320 to 470 thousand head of chicken per day, while hog slaughtering capacity has been raised from 2 to 4.8 thousand head/day.

Domestic market

BRF has successfully maintained its market share for the principal product categories thanks to innovative initiatives, product launches and brand sustainability campaigns in addition to the continual hands on management of prices and costs.

   In all segments, including dairy products, BRF has prioritized commercialization margin (value share) over its market share.
   Sales to the domestic market totaled R$ 13.5 billion, a growth of 11.3% against the preceding year. The Company sold 3.8 million tons of products, 4.9% higher than 2009 on a pro-forma basis. Thanks to these results, margins were restored to pre-crisis levels.
    A buoyant domestic market and full employment together with the inclusion of emerging consumer classes, all stimulated demand and sales of products to all segments, more especially lines specific to the year-end holiday period.

   Meats - The segment posted an increase of 10.5% in sales and 6.6% in volume. The recovery in in natura meat exports helped to bring back supply and demand for the product to equilibrium in the domestic market, sustaining prices and the sale of items with greater added value. As a result, average prices remained 3.6% above those registered for 2009 on a pro-forma basis while processed products registered an improvement of 6.9 percentage points for the year.
   Dairy Products – Net sales for the dairy product segment in 2010 recovered to 2008 levels, ending the period totaling R$ 2.3 billion. Margins were squeezed by high prices paid to milk producers. Average prices were stable in relation to 2009. The year was not characterized by the usual on- and off-season movements, a fact that rendered management of costs and inventory even more difficult. Since these problems prevented margins returning to historical levels, BRF pursued a policy of preserving profitability in the segment which translated into a reduced market share for chilled items and UHT milks.
   Other processed products - Highlights for the year in this segment were Meu Menu, a line of ready-to-eat, frozen and individual dishes for consumers that live alone, and Escondidinho, inspired by traditional recipes of Brazilian cuisine and directed towards the family market. The Company ran campaigns designed to consolidate the brands, taking

Pro-forma production

	2010	2009	Ch. %
Poultry slaughter (million head)	1,623	1,562	4%
Hog/beef cattle slaughter (thousand head)	10,563	10,277	3%
Production (thousand tons)
Meat	3,992	3,767	6%
Dairy Products	1,110	1,044	6%
Other Processed Products	469	298	57%
Feed and Concentrates (thousand tons)	10,723	10,328	4%

Annual and sustainability report 2010

full advantage of events with major popular appeal such as the World Soccer Tournament. Overall, market share remained stable – with the exception of margarines where there was growth. Total sales for the segment were R$ 2.0 billion, a growth of 25.7% while volume reached 454.9 thousand tons, a rise of 13.1% and 79%, respectively on a pro-form and Corporate Law (CL) basis.
   Food Service – This segment is a strategic one in BRF’s growth plans with the food service market benefiting from a change in the habits of the Brazilian population, growth in incomes and a recovery in employment. According to the IBGE’s Family Budgets Survey, the percentage of personal expenditure on food away from home rose from 24.1% (2002/2003) to 31.1% (2008/2009). Thanks to this trend and BRF’s investments in products and services, the segment posted a year on year increase of 13.1% in sales and 15% in volume.
   BRF is the leading player in the Brazilian food service business, supplying the largest food service chains and franchises in the country and developing customized solutions for enhancing its services and proximity to the customer. This segment is present in all the major urban centers, BRF using a proprietary and dedicated fleet of delivery trucks in addition to maintaining high standards of quality and reliability.

Exports

In accordance with instructions from the anti- trust authority CADE, the merging of international sales has allowed the Company to achieve gains in synergies and scale with better price and portfolio management.

   The Company has repositioned its brands, benefiting from the segmentation of the markets. Sadia has become a premium brand focused on higher added value and innovation. Perdix is positioned as a mainstream high brand, dedicated to the commercialization of large volumes and products catering for local tastes. Borella, Halal, Fazenda and others have been maintained as brands which compete with indigenous food product industries.
   BRF’s international division, Plusfood, with units in The Netherlands and the United Kingdom, is reinforcing its strategy with the manufacture of items destined for the European market. Examples are Perfect Portions, a standardized line of items for the food service business as well as specific products geared to satisfying European consumer demand.

   In 2010, export revenue increased 4.3% to R$ 9.2 billion on volumes of 2.3 million tons (5.9% greater) – pro-forma basis and a growth of 40.2% in sales revenue on a Corporate Law basis.
   Meats – During the first half, high inventories in world markets depressed prices. In the light of this scenario, the Company adjusted its portfolio accordingly and by the second half with supply and demand back in balance, conditions had improved. The devaluation of the US Dollar during the year reflected in a reduction in sales revenue in Reals although without sacrificing returns.
   Meat exports amounted to R$ 9.0 billion, 5% higher with volumes 6.1% up for the year. The average prices in US Dollars FOB were 14% up against 2009.The average foreign exchange rate impact resulted in price decline in terms of Reals and an overall reduction in export revenues in local currency terms.
   Dairy Products - The scenario of weaker international demand restricted sales volume on the overseas market with shipments recording a year on year decline of 28%. The Company is shortly to expand its unit in Argentina – a cheese manufacturer – to make it self-sustainable and to source of value-added exports. Argentina offers a stable supply of quality and competitively priced raw materials in addition to enjoying sanitary agreements with European countries making exports to these markets a feasible proposition

Industrial units in Brazil

RR
AP
AM 1 1
PA 1
MA
CE 2
RN
PB
PI
PE 1 1 2 1
AL
SE
AC
RO
TO
MT 2 2 1
BA 1 2 1
GO 1 1
4 1 1
MG 2 1 2 1
MS 1
ES 1
SP
RJ 1 1 2 1
3 1 6 1
PR 2 5 2 4
SC 9 3 2
RS 14 4 4 1

Industrial Units

- BRF Brasil Foods
- Sadia

Distribution centers

- BRF Brasil Foods
- Sadia

Distribution centers	41
Industrial units (meat)	42
Industrial units (dairy products)	14
Industrial unit (soybean)	1
Industrial units (margarines)	2
Industrial unit (pizzas, pastas, desserts and processed products)	1

Annual and sustainability report 2010

World poultry panorama*

Thousand Tons - "Ready to Cook" Equivalent

Production

19,126
18,832
USA
13,006
12,556
China
2.5%
12,206
11,905
Brazil
10,795
10,735
EU - 27
2,865
2,822
Mexico
2,700
2,650
India
20,502
19,927
Others
2011¹
2010²

¹Estimated ²Preliminary Source: USDA/oct10

Exports

2.6%
3,615
3,514
Brazil
3,265
3,182
USA
950
945
EU - 27
440
410
Thailand
410
380
China
300
250
Argentina
524
519
Others
2011¹ increase
2011¹ decrease
2010²

*Chicken, special poultry and turkey

World pork panorama

Thousand tons - equivalent carcass

Production

51,500
50,000
China
22,250
22,120
EU - 27
10,204
10,052
USA
2.8%
3,260
3,170
Brazil
2,310
2,270
Russia
1,900
1,870
Vietnan
12,098
11,895
Others
2011¹ increase
2011¹ decrease
2010²

¹Estimated ²Preliminary Source: USDA/oct10

Exports

2,121
2,027
USA
1,700
1,550
EU - 27
1,175
1,165
Canada
2.4%
640
625
Brazil
280
250
China
140
130
Chile
162
155
Others
2011¹ increase
2011¹ decrease
2010²

World beef panorama

Thousand tons - equivalent carcass

Production

11,828
11,556
USA
2.9%
9,410
9,145
Brazil
7,870
7,850
EU - 27
5,550
5,450
China
2,920
2,850
India
2,600
2,550
Argentina
16,927
16,920
Others
2011¹ increase
2011¹ decrease
2010²

¹Estimated ²Preliminary Source: USDA/oct10

Exports

8.0%
1,810
1,675
Brazil
1,325
1,325
Australia
1,036
1,002
USA
725
700
India
530
525
Canada
510
496
New Zealand
1,520
1,482
Others
2011¹ increase
2011¹ decrease
2010²

BRF Brasil Foods

Market tendencies:
   Europa – The crises in some countries – Greece, Ireland, Portugal and Spain – weakened the domestic economy in the area and causing considerable instability throughout the year. Operations benefited from the pressure on international quotations for the principal grains (corn and soybeans), permitting an increase in prices to the European market. Expansion at Plusfood was instrumental in BRF enhancing its penetration in the region. Capacity at the Dutch unit is expected to be doubled by mid- 2011. Production will be sold to such countries as Spain, Germany, Austria and Poland.
   Middle East – These markets were severely pressured in the first half of last year due to high product inventory. Importers remained cautious, but resumed business in the second half. The Middle East continues to be BRF’s principal overseas market. Among the countries where there is major potential are Iraq, Jordan and Iran. In 2010, 15 new products under the Sadia brand were launched in the region, a trend which is expected to increase in 2011.
   Far East – The Japanese market reported an improvement in prices for imported products with consumption remaining steady. In China, demand for BRF’s products continued

strong especially following the opening of the Company’s commercial office in the financial hub of Shanghai. BRF plans to leverage its business on the back of the major growth potential presented by the Chinese market.
   Eurasia – Demand from countries in the region remained strong both for poultry meat and pork products resulting in an improvement in prices and volumes.
   Africa, Americas and other countries – There was an increase in the African market, especially for processed products with an improvement in volumes and prices. The region presents major growth potential for BRF’s products, more notably in countries such as Algeria, Tunisia, Egypt and Morocco, Mozambique, South Africa and Namibia as well as Angola. With a proprietary distribution system in Argentina, Uruguay, Chile and Peru, sales to the region have been particularly strong for a new line in hams to Argentina and Uruguay, and Qualy light margarine in Chile.
   Internationalization Project - BRF is structuring its Long-Term Internationalization Project focused on its international footprint for products with higher added value and distribution in its main operating regions.

Annual and sustainability report 2010

Meat production chain

Grains
Corn and soybean storage
Feed
Poultry and hog farms: eggs, parent, piglets
Processing
Poultry, hog and cattle slaughtering
Integrated outgrowers
Hatcheries
Whole sale
Transport
Distribution centers
Exports
Retail
Consumers

Dairy products production chain

Rural property
Pulp (fruit) and soybean
Retail
Milk collection point
Processing
Distribution centers
Consumers
Transport
Milk storage
Whole sale

BRF Brasil Foods

Sales

	Thousand tons			R$ million
Domestic market	2010	2009	% Ch.	2010	2009	% Ch.
Meats	1,837	1,722	7	8,668	7,844	10
In natura	400	340	17	1,930	1,306	48
Poultry	255	216	18	1,039	760	37
Pork/beef	145	124	16	891	546	63
Elaborated/processed (meats)	1,437	1,382	4	6,738	6,538	3
Dairy products	1,075	1,001	7	2,292	2,139	7
Milk	873	793	10	1,585	1,437	10
Dairy products/ juice/ others	202	208	(3)	707	702	1
Other processed	455	402	13	2,026	1,612	26
Soybean products/ others	389	454	(14)	529	551	(4)
Total	3,756	3,580	5	13,515	12,148	11

Processed	2,094	1,993	5	9,472	8,853	7
% Total sales	62	62		60	58

	Thousand tons			R$ million
Exports	2010	2009	% Ch.	2010	2009	% Ch.
Meats	2,278	2,147	6	9,051	8,618	5
In natura	1,922	1,818	6	7,361	6,923	6
Poultry	1,640	1,529	7	5,847	5,532	6
Pork/beef	282	289	(2)	1,515	1,391	9
Elaborated/processed (meats)	357	329	8	1,690	1,695	-
Dairy products	3	4	(28)	20	22	(10)
Milk	-	2	(92)	1	12	(92)
Dairy products/ juice/ others	3	2	45	19	10	96
Other processed	18	18	4	91	120	(24)
Soybean products/ others	6	8	(30)	4	29	(85)
Total	2,306	2,177	6	9,166	8,789	4

Processed	378	348	8	1,799	1,825	(1)
% Total sales	38	38		40	42

	Thousand tons			R$ million
Total sales	2010	2009	% Ch.	2010	2009	% Ch.
Meats	4,115	3,869	6	17,719	16,463	8
In natura	2,322	2,158	8	9,291	8,229	13
Poultry	1,895	1,745	9	6,886	6,292	9
Pork/beef	427	413	3	2,406	1,937	24
Elaborated/processed (meats)	1,793	1,711	5	8,428	8,234	2
Dairy products	1,078	1,005	7	2,311	2,161	7
Milk	873	795	10	1,585	1,450	9
Dairy products/ juice/ others	205	210	(3)	726	711	2
Other processed	473	420	13	2,117	1,732	22
Soybean products/ others	395	462	(15)	533	580	(8)
Total	6,062	5,757	5	22,681	20,937	8

Processed	2,472	2,341	6	11,271	10,677	6
% Total sales	41	41		50	51

Annual and sustainability report 2010

Brand and products line |GRI 2.2; 2.5|

BRF Brasil Foods

Annual and sustainability report 2010

Economic-financial performance

   Net Sales – During the year, net sales totaled R$ 22.7 billion, 8.3% up in terms of the result on a pro-forma basis and 42.6% in CL terms considering the incorporation of results for Sadia as from July 2009.
   Cost of Sales - Costs of sales were 11.9% higher in 4Q10, the increase being proportionally less than sales revenue. This permitted a gain in gross margin despite cost pressures from the principal raw materials (corn and soybeans) due to the highly volatile scenario for these commodities.
   For the year as a whole, costs of sales were 1.4% higher on a comparative pro-forma basis and 33.2% up on a CL basis, although also permitting margin gains in the light of even stronger proportional growth in net sales.
   Gross Profit and Gross Margin – For fiscal year 2010, gross profits amounted to R$ 5.7 billion – 35.8% higher on a pro-forma basis and 80.4% higher on a CL basis, reflecting a gradual and consistent recovery in performance.

   Operating expenses – In 2010, operating expenses amounted to R$ 3.9 billion, 11.2% higher on a pro-forma basis and 37.7% according to CL criteria, considering improvements to the IT system and disbursements with respect to consultancy work on the integration process and new executive hires.
   Operating Income and Margin – Operating profit before other results, equity income and financial expenses was R$ 1.8 billion, 396.3% up in CL terms and a growth of 378.1% on a pro-forma basis. There was a 6.4 percentage point gain in operating margin (pro-forma) reflecting the gradual post-crisis recovery from the adverse situation afflicting global markets in the preceding year.
   Financial Results – BRF reported a reduction in the average cost of debt as well as a longer average debt maturity profile thanks to the financial discipline adopted in the debt restructuring plan. The use of non-derivative instruments (currency debt) for foreign exchange protection in accordance with hedge accounting principles has allowed significant reductions in net currency exposure. As result substantial benefits have accrued from the synchronization of currency liability flows with export shipments in addition to a reduction in the monthly volatility of financial expenses
   Net debt for December 31 2010 was 13.3% less than reported in 2009, supported by operating results despite disbursements for investments in assets (Capex), marketing and for synergy projects.
   Net debt/EBITDA ratio fell from 3.6x to 1.4x due to the improvement in cash generation posted in the year and the equilibrium between the Company’s net debt in relation to operations. Consolidated currency exposure was US$ 76 million (asset position), contemplating the implemented hedge accounting policy, against US$ 1.1 billion (liability position) for the preceding year.
   On a pro-forma basis for the year, there was a net financial expense of R$ 483.1 million against a net financial income of R$ 617.3 million in 2009. Meanwhile on a C L basis, financial income was R$ 262.5 million in 2009 due to the incorporation of Sadia’s results in July 2009.
   The restructuring of the Sadia subsidiary’s debt was secured with the funds raised from the primary share issue totaling R$ 5.3 billion in July 2009. Of this amount, a total of R$ 3.5 billion was transferred to Sadia in 2009 via an Advance for Future Capital Increases (AFAC) and an intercompany loan, for anticipating payments, and thus reducing short term bank borrowings. A further R$1.2 billion was transferred during 2010.
   On January 21 2010, with a view to extending the debt profile and reducing costs, BRF issued ten-year bonds totaling US$750 million maturing January 28 2020 on a coupon of 7.250% per annum yield to maturity of 7.375%, which shall fall due and be payable in semi-annual installments as from July 28 2010. The offering allowed the Company to increase its average debt maturity by one year.
   Other Operating Results –In 2010 the operating results totaled R$ 393.9 million for the year, 41.2% higher on a pro-forma

* Includes UHT, pasteurized and powdered milk

BRF Brasil Foods

Debt profile

	As of 12.31.10			As of 12.31.09
Debt - R$ million	Current	Non-current	Total	Total	% Ch.
Local Currency	1,536	1,680	3,216	4,570	(30)
Foreign Currency	675	3,296	3,970	4,544	(13)
Gross Debt	2,211	4,975	7,187	9,114	(21)
Cash Investments
Local Currency	955	104	1,059	2,787	(62)
Foreign Currency	2,219	274	2,493	2,134	17
Total Cash Investments	3,174	378	3,552	4,920	(28)
Net Accounting Debt	(963)	4,598	3,634	4,913	(26)
Exchange rate exposure US$ million			76	(1,066)

Breakdown of EBITDA

R$ million	2010	2009	% Ch.
Net Income	804	123	554
Non-Controlling Shareholders	1	(4)	-
Income Tax and Social Contribution	196	221	(11)
Net Financial Income	483	(262)
Equity Income/Other Operating Results	311	249	25
Depreciation, Depletion and Amortization	840	545	54
= EBITDA*	2,635	871	203

* Reclassification in the calculation of EBITDA between depreciation and other results with the objective of demonstrating the effect of depreciation, depletion and amortization as shown in the cash flow.

basis and 30.1% up on a CL basis. This item largely reflects the costs of idle capacity – due to the pre-operational phase of the new industrial units in: Bom Conselho (PE), Lucas do Rio Verde (MT), Vitória de Santo Antão (PE), Mineiros (GO) and Três de Maio (RS).
   Net Income and Net Margin – BRF posted a net income of R$ 804.1 million, a 125% increase on a pro-forma basis and 215.3% up on a CL basis based on the adjusted result of R$ 255 million reported for 2009 (including an additional R$ 132 million, reflecting the incorporation of Perdigão Agroindustrial in the first half of 2009).
   EBITDA – Operating cash generation for 2010asmeasuredbyEBITDA(operatingincome before expenses, taxes and depreciation) was R$ 2.6 billion, a year on year growth of 126.1%

on a pro-forma basis and 202.6% on a C L basis. Principal factors driving this increase were: the larger volume of processed products sold in the domestic market, a gradual recovery seen in some important export markets, the reduction in production costs and commercial expenses and the synergies from the merging of those processes already authorized by CADE such as in export business and the domestic market for in natura meat and the acquisition of some raw materials and services.
   Shareholders’ Equity – Shareholders’ Equity as of December 31 2010 stood at R$ 13.6 billion against R$ 13 billion on December 31 2009, 5% higher with a return on equity of 6.2% when calculated on the net accumulated result for the year in relation to initial shareholders’equity.

   Combination of the Businesses – The goodwill arising from the combination of businesses with Sadia has been allocated to the assets and liabilities in line with prevailing accounting practices (IFRS). The remaining balance of goodwill will be subject to annual evaluation using the impairment test (non- recoverability).
   IFRS – BRF has adapted its procedures in full for evaluation of balance sheet items, changes in requirements for disclosure of information, and analysis of the economic essence of the migration to IFRS rules in accordance with the accounting pronouncements - CPCs. As a result, quarterly earnings reported during 2010 are being republished with the incorporation of the new procedures as well as the comparison with fiscal year 2009.

Annual and sustainability report 2010

Cash flow

R$ million	2010	2009
Cash Flow from Operating Activities
Net Income	804	123
Adjustments to Reconcile Net Income Cash Provide By	1,332	195
	2,136	318
Variation
Trade Accounts Payable, Net	-402	119
Inventories	168	245
Suppliers	155	-29
Other Assets and Liabilities	1,175	-1,647
	3,232	-994
Cash Flow from Investments Activities
Cash Investments	-	252
Investments in Fixed Assets	38	66
Business Acquisition	-1,139	-367
	-1,101	-49
Cash Flow from Financial Activities
Loans and Financing	-1,429	-3.319
Capital Increase	-	5,290
Dividends and Interest Over Capital Paid	-153	-25
Others	-2	-91
	-1,584	1,855
Exchange variation effect on cash and cash equivalents	-135	-147
Net Increase (Decrease) in Cash	412	665

Shares as an investment

In 2010, the Company held BRF Day for the twin purpose of intensifying the relationship with the capital markets as well as commemorating its listing on the stock exchanges - 30 years on BM&FBovespa and 10 years on the NYSE – New York Stock Exchange. In São Paulo the event began with an Apimec National meeting followed by the opening of the trading day at the invitation of BM&FBovespa. This was repeated on November 23 at the NYSE also with presentations to investors and followed by management ringing the Opening Bell. Both events were attended by investors and sell- and buy-side investment analysts.
   The Company’s shares and ADRs have outperformed the leading stock indices and market players. The average daily financial volume traded on the Bovespa and the NYSE – New York Stock Exchange amounted to US$ 46.6 million, 18.1% higher than in 2009.
   Stock Split – The Annual General Meeting and Extraordinary General Meeting of March 31 2010 approved a stock split at a ratio of 100% with the issue of 1 new for each existing share. The change in the ratio for the ADR

(American Depositary Receipt) program was also approved, equating the ADRs similarly such that each share corresponds currently to one ADR.
   Shareholder Remuneration – The Board of Directors approved the distribution of R$ 262.5 million to shareholders, corresponding to R$ 0.30124415 per share – payout effected on August 27 2010 (R$ 0.061136430 per share) and on February 24 2011 (R$ 0.24010772), in the form of interest on shareholders’equity, with income tax withheld at source pursuant to the current legislation. The amount distributed to the shareholders with respect to fiscal year 2010 represented 32.6% of net earnings in the period.

BRF Brasil Foods

Performance on the BM&FBovespa			Performance on the NYSE

	2009	2010		2009	2010
Share price (R$)*	22.69	27.34	Share price - US$*	13.09	16.88
Traded shares (volume) - million	637.5	558.7	Traded ADR (volume) - million	275.4	286.9
BRFS3 Performance	52.6%	20.5%	BRFS Performance	98.5%	28.9%
Bovespa Index	82.7%	1.0%	Dow Jones Index	18.8%	11.0%
IGC (Brazilian Corporate Governance Index)	83.4%	12.5%	* Closing Price
ISE (Corporate Sustainability Index)	66.4%	5.8%
* Closing Price

Oosterwolde,
The Netherlands
Specialty and frozen meats
Wrexham, UK
Meat Processing plant
3 industrial
units abroad
Growing
activity abroad
Carlos Casares, Argentina
Cheese
Countries to which
we exported in 2010

Americas
Anguilla
Antigua and Barbuda
Argentina
Aruba
Bahamas
Bermuda
Bolivia
British Virgin Islands
Canada
Cayman Islands
Chile
Cuba
Curaçao
Dominican Republic
Equador
Granada
Guadalupe
Guyana
Haiti
Martinique
Netherland Antilles
Panama
Paraguay
Peru
Saint Kitts and Nevis
St. Marteen
Suriname
Trinidad &Tobago
Uruguay
Venezuela

Asia
China
Hong Kong
Japan
Maldives
New Caledonia
Philippines
Singapore
South Korea
Vietnam

Africa
Angola
Algeria
Benin
Cameroon
Cape Verde
Central African Republic
Chade
Comores Islands
Congo
Democratic Republic
of the Congo
Djibuti
Equatorial Guinea
Gabon
Gambia
Ghana
Guinea
Guinea-Bissau
Ivory Coast
Liberia
Libya
Mauritania
Mauritius
Mayotte
Morroco
Mozambique
Namibia
República do Benin
São Tomé and Principe
Senegal
Seychelles
Sierra Leone
South Africa
Togo
Tunisia

Europe
Andorra
Austria
Belgium
Bulgaria
Croatia
Cyprus
Czech Republic
Denmark
Estonia
Finland
France
Germany
Gibraltar
Great Britain
Greece
Hungary
Ireland
Italy
Latvia
Luxembourg
Malta
Marshall Islands
Monaco
Montenegro
Poland
Portugal
Romania
Slovakia
Slovenia
Spain
Sweden
Switzerland
The Netherlands
United Kingdom

Middle East
Bahrain
Egypt
Iran

More than 140
importing countries
24 offices
abroad

Iraq
Israel
Jordan
Kuwait
Lebanon
Oman
Qatar
Saudi Arabia
Syria
United Arab Emirates
Yemen

Eurasia
Afeganistan
Albania
Armenia
Azerbaijan
Bosnia and Herzegovina
Croatia
Georgia
Kazakhstan
Kirguistan
Kosovo
Macedonia
Moldavia
Russia
Tajikistan
Turkey
Ukraine
Uzbequistan

Offices in South America
Buenos Aires - Argentina
Santiago - Chile
Montevideo - Uruguay

Offices in Central America
Cayman Islands - Cayman Islands (2)
San Ignacio - Venezuela

Offices in Europe
Budapest - Hungary
London - England
Moscow - Russia (2)
Hertogenbosch - The Netherlands
Verona - Italy
Viena - Austria (2)
Madeira Island - Portugal (2)
Quimper - France
Oosterwolde - The Netherlands
Wrexham - England
Worcester - England
Frankfurt - Germany
Neede - The Netherlands
Istambul - Turkey

Offices in Middle East
Dubai - UAE (2)
Jebel Ali Free Zone - UAE

Offices in Asia
Singapore - Singapore
Tokyo - Japan (2)
Xangai - China

Offices abroad
Exports
Industrial units

Management of people

The aim of BRF is to build an organizational culture in which the employees are committed to the long-term plan.

   In 2010, progress was made in this direction through training and career development initiatives and quality of life at work programs. At the end of 2010, the Company had a workforce of 113 thousand employees.
   The Company has elected as priorities the development of the BRF culture, and the formation of leaders in order to grow the Company and instill managers with a global vision, together with the consolidation of the culture of Safety, Health and Environment (SSMA). One of the results of this initiative in 2010 has been a reduction from 7.1 to 4.6 in the Accident Frequency Rate with time off work - a 35% decline. Additionally, BRF seeks to maintain competitive salaries and benefits as well as a working environment conducive to the engagement of its in-house stakeholders. In this way it is able to attract and retain the professionals which will help it meet its growth plans.
   In order to ensure the necessary labor for its operations at all levels, BRF has adopted such initiatives as the Operational Attraction and Retention Plan which awards employees for assiduity and productivity.
   BRF has launched its ‘I Recommend’ program for stimulating existing employees to indicate others interested in working in the Company and thus maintaining its work force at appropriate levels. At some units, about 25% of manpower has been hired in this way. Similarly, the Itinerant Recruiting project is a scheme whereby attraction and selection teams travel to different locations where the Company has job vacancies in order to improve hiring processes and at the same time, promoting diversity.
The first trainee program was launched in 2010 - the BRF Generation 2011. Approximately, 15 thousand candidates enrolled for 30 places. Thanks to this initiative, BRF was able to tap the market for the best potential of the new generation. The trainee development plan involves exposure to all sectors of the Company on a rotational basis for ten months to be followed by a further 24-month formation spell in his/her area of interest. During this period, the trainee is constantly assessed, participating in workshops and discussions with executives and the Chief Executive Officer of the Company as well as being required to design a strategic plan.

Total workforce |GRI LA1|

Type of Employment Contract	2009	2010
Own Employees (1)
Indeterminated period	113,912	113,614
Fixed period	147	96
Apprentices (Specific period)	300 (2)	551
Outsourced (3)	15,147	13,267
Interns	298	454
Total	129,804	127,982
(1) Data adjusted, since in 2009 the apprentices had not been included
(2) Out-sourced hirings are restricted to work-specific activities such as cleaning, janitorial and industrial restaurant services

Turnover – monthly average |GRI LA2|

Turnover	Total number of labor contract terminations	Male	Female	Less than 30	Between 30 and 50	Over 50
2.33%	33,996	1.45%	0.88%	1.54%	0.75%	0.04%

Annual and sustainability report 2010

Diversity indicators(1) |GRI LA13|

Function	Number	Male	Female	Up to 30 years of age	From 30 to 50	Over 50
Officers	55	46	9	0	38	17
Managers	381	323	58	8	329	44
Assistants	11	11	0	0	9	2
Supervisors/ Coordinators	1,698	1,434	264	239	1,373	86
Administrative	21,389	14,041	7,348	9,029	11,712	648
Operational	89,621	53,160	36,461	43,086	42,619	3,916
Apprentices	551	314	237	551	-	-
Total	113,706	69,329	44,377	52,913	56,080	4,713
%	100%	61%	39%	46.3%	49.6%	4%
(1) Data for employees in Brazil only, excluding the 555 employees located overseas.

Generation and Distribution of Value |GRI EC1|
Health and safety
   More than 90% of the employees are represented on formal safety committees, assisting in the monitoring and advising of occupational safety and health programs. These committees encompass: the General Committee with the participation of senior management, Regional Occupational Safety, Health and Environment Committees (SSMA); SSMA Corporate Operational Committees; SSMA Unit Committees; the Internal Accident Prevention Commission (CIPA); and the Ergonomics Commission. |GRI LA6|
   The SSMA plays a fundamental role in the reduction and elimination of accidents and work-related illnesses through the dissemination of information and the monitoring of the implementation of its norms and principles. Introduced in 2006, the SSMA is strategic and represents a critical process in establishing a culture of prevention in health and safety questions at a fresh enhanced level.
   Thanks to this work, in 2010 there was an average reduction of 40% in the Accident Frequency Rate with time off work, including accidents on the way to and from work: rates fell to 5.01 compared with 7.05 in 2009 and 8.61 in 2008. The goal is to achieve an annual reduction in excess of 10%.

R$ million	2010	2009
Human Resources	3,164	2,180
Taxes	3,530	2,637
Interest	1,535	1,386
Interest of Shareholder’s Equity	263	100
Retention	542	23
Minority Interests	1	-4
Total	9,034	6,323

Safety indicators |GRI LA7|

Indicators	BRF consolidated
Accident Frequency Rate – with time off work (1)		5.01
Frequency Rate – occupational illnesses (1)		0.96
Severity Rate (1)		473
Absenteeism percentage (2)		3.38%
Fatalities (absolute numbers) (3)		4
Accidents with time off work		1,078
Accidents without time off work		2,693
(1) Frequency and severity rates relate to each 1,000,000 (one million) man/hours worked in accordance with the NBR 14.280.
(2) The absenteeism rate relates to absences of employees be it as a result of misdemeanor or delay due to some intervening motive.
(3) 2 on the way to or from work and 2 typical.

BRF Brasil Foods

   Matters relating to occupational health and safety are central to the majority of labor union agreements. Among them are the supply of and guidance on the importance of the use of individual protection equipment (IPE), the operations and the composition of the internal accident prevention commissions (CIPA), training and educational processes with a focus on occupational safety and health, participation of worker representatives – labor union officials and members of CIPA – in safety and health inspections, audits and accident investigations. |GRI LA9| The right to refuse unsafe work, while not a part of the collective agreements, is respected by the Company and is integral to the SSMA policy.
   The focus of the area is on the implementation of SSMA Management, with stimulus for adopting safe behavior and correction of certain situations and workplace risks, with a high degree of operational discipline for achieving the excellence required of world class companies. During the year, 7,087 people (20,245 in 2009) took part in health, safety and environmental (SSMA) training - an investment of R$ R$ 3.4 million (R$ 5.5 million in 2009).
   Various programs are run for ensuring optimum conditions of health and safety. Examples are prevention of and education on chemical dependence, professional rehabilitation, participative ergonomics, health and safety dialogs, in addition to legal mandatory requirements with respect to such aspects as medical controls and occupational health. In addition, the Quality of Life at Work Program (PQVT) seeks to make the working environment more agreeable through activities such as workplace gymnastics, physical fitness centers and professional rehabilitation. |GRI LA8|

Training
   In 2010, the Company focused on executing the annual training plan whereby all the activities at the non-managerial levels of BRF are organized using an educational approach, both technical and behavioral. At the executive level, attention is on modern management practices and concepts. The trainees program was revised - indicative of the importance with which the Company views the formation of its future leaders. |GRI LA11|
   During 2011, customized solutions will be developed on the basis of relationships and partnerships. Emphasis will be given to individual career development plans covering all levels of company hierarchy. The alignment and standardization of actions for training and development will be crucial to BRF as well as the focus on the designing and implementation of new policies, processes and programs to provide the support for future corporate growth.
   BRF periodically undertakes appraisals of performance and career development reviews of its executives in order to demonstrate method and transparency in the succession process at senior levels of the Company. The analysis is carried out using tools and structured data which permit the visualization of the career curve and identification of potential. In 2010, 2,636 leaders were involved in this process, 2.33% of total headcount. |GRI LA12|

Relations with the Company
   Due to the nature of the business, the majority of the employees are represented by the labor union of their category, either the meat packing or food industry workers. The Company’s full recognition of the legally constituted union entities provides the grounds for dialog and conciliation - with due compliance with the current legislation – involving ethical principles and respect between capital and labor. Collective bargaining covers 99.4% of the workforce, this based on respect, responsibility and transparency, reconciling interests in an authentic manner with autonomy and freedom. |GRI LA4|
   In its desire to continually improve its relations with labor, and based on the principles of labor union/company harmony, BRF sees the right to free association as fundamental and vehemently repudiates anti-union practices or conversely, union-inspired discriminatory ideology. It also demands that 100% of its suppliers fully comply with the labor legislation and the right of employees to exercise freedom of association. |GRI HR5|

Hours of training |GRI LA10|

Função	BRF	Sadia	Consolidated
Managerial	5.15	6.72	5.93
Supervisory/Coordination	4.81	15.71	10.26
Administrative	4.97	1.42	3.19
Operational	4.02	5.78	4.9
Commercial (1)	-	12.00	12.00
(1) In 2010, Sadia controlled the average hour/training of the commercial team separately (branch regional managers,supervisors/coordinators, sellers and promoters). From 2011, the information will be consolidated based on a single criterion.

Annual and sustainability report 2010

Suppliers

BRF has launched its World Class Supply Chain program based upon five pillars – people, processes, innovation, environment and information technology.

   The project seeks to identify and adopt the best global supply chain practices for excellence in execution at the point of sale and in the purchase of raw materials and supplies to assure leadership in the management of client costs and services.
   This approach implies the migration of the supply chain area from a formal model of transactional negotiations (purchases) to a concept of procurement - that is the development of businesses and suppliers. The latter involves negotiators becoming business managers by seeking to understand raw material trends as well as the indigenous and international economy and the needs of domestic and overseas clients, thus becoming direct participants in the development of the overall business. Routines for analysis of data on performance of equipment, products and processes, and the monitoring of the competition thereby become key to purchasing decisions.
   The Company selects its suppliers on the basis of commercial viability, cost competitiveness, technical capacity, economic-financial status and alignment to social policies and guidelines. In spite of not having a set policy as to preference for locally-based suppliers, in practice in certain segments – those of services and investments involving smaller values for instance – priority is given to this category as long as the requisites of the Company are met.
   In 2010,39.4%oftheamountspentonsuppliers took place in regions close to the Company’s principal industrial units. This compares with 44% in 2009. The ratio is 100% in the case of the integrated outgrowers (poultry and hog breeders), beef cattle ranchers and milk producers. In relation to grain supply, other factors affect decisions, negotiations depending on harvests, level of demand, prices, etc. The Supply Chain area has structures in place to facilitate acquisition from locally-based suppliers. |GRI EC6|

Monitoring of the supply chain |GRI 1.2|
   Supplier Chain Monitoring Program is a set of Company policies, practices and procedures for operations designed to enhance sustainability along the value chain. The program is currently at the implementation stage and has the objective of consolidating BRF’s position as a catalyst for sustainability in Brazilian agriculture by providing incentives to sustainable and certified suppliers, identification of the main social and environmental risks and reduction in environmental impacts.
   Measures have already been taken to improve control and auditing to avoid disrespect for human rights, forced labor or labor analogous to slavery and child exploitation. In this context, the Company has charted and identified the supply chain, meal, oil, grains, beef cattle, dairy products and logistics as areas representing significant risk.
   In order to eliminate the possibility of occurrences, action has been taken to reinforce initiatives for the control of suppliers and the raw materials production chain through the adoption of more rigid contractual clauses. BRF supports its work in this direction with the use of public information, notably the Slave Labor Black List published in the internet (www.reporterbrasil.org.br), and the list of embargoed areas published by the Federal Environmental Protection Agency (IBAMA, in siscom.ibama. gov.br/geo_sicafi). |GRI HR7|
   Another Company initiative is the Two Ways Program, a chemical dependence prevention project for raising awareness among truck drivers transporting BRF’s products as to the risk of these substances. The aims are to provide a better quality of life, establishing a safe and responsible means of transportation, minimizing the risks and preserving the company image as well as the lives of other highway users.
   In 2010, the In the Right Direction Program was intensified to increase the awareness of truckers and their assistants as to the sexual exploitation of children so making them agents for protection and co-responsible for the elimination of the problem.The Program was notified to all BRF logistics suppliers which have been instructed to report any occurrences. Each regional office has groups which organize meetings with truckers to discuss the matter. During the year, a total of 3,214 In the Right Direction primers were handed out to trained drivers.The project is to be expanded during 2011. |GRI HR6|
   BRF also requires that all employees of companies providing janitorial services undergo training certified by the National Security Personnel License (CNV). Prepared by the Federal Police, the Program includes a section on Human Rights. Additionally, all outsourced workers beginning their activities with BRF receive two hours of training covering the Code of Ethics, Occupational Safety, Best Practice Standards (GMP – Good Manufacturing Practices), the 5S Program, among others. |GRI HR8|

Participation of locally-based suppliers|GRI EC6|

State	% of amount
São Paulo	60.5
Rio Grande do Sul	50.8
Santa Catarina	48.1
Mato Grosso	41.7
Minas Gerais	38.8
Paraná	34.0
Goiás	25.0
Rio de Janeiro	24.3

BRF Brasil Foods

Suppliers contracts screened for human rights |GRI HR2|

	Nr. of suppliers	Contracts	Self-appraisal	Auditing/technical visit	Relationship guidelines
Grains	2,000	100%	45%	30%	70%
Integrated products	20,000	100%	100%	100%	Não Aplicável
Meal and oil	10 account for 90% of the volume	100%	100%	Not applicable	100%
Supplies	1,525	29%	6% (1)	32% (1)	57%
Transportation	995	100%	-	60%	50%
(1) New suppliers of direct materials (inputs and packaging etc.)

Clients/Consumers

All BRF’s products are subject to evaluation of health and safety impacts during the various phases of their life cycle from the conceptual stage to the phase of research and development of the product and the packaging, manufacture, production, warehousing, distribution and supply.

   In the case of dairy products, the analysis also includes the stages of certification, marketing and promotion. Tracking is conducted through a specific checklist for monitoring each one of these items. |GRI PR1|

Satisfaction
   As part of its policy of getting closer to the consumer, BRF has run satisfaction surveys focused on the Perdigão and Batavo brands, polling a total of 31,176 people. Out of this total, 28,224 were questioned on Perdigão, 99.81% responding that they were satisfied or that

their expectations had been exceeded. Batavo reported a similar result, 99.86%. |GRI PR5|
   BRF received 373,682 consumer manifestations in 2010, 125,084 with respect to Perdigão, 132,978, Sadia and 115,620 related to dairy products. The majority of contacts with the Company was made by telephone (70%), followed by internet (28%) and letter (2%). Inquiries were responsible for 46% of consumer contacts followed by requests for recipes (34%) and sundry themes (11%).
   Complaints about products and criticisms accounted for only 6% of the total.The rest was divided between allegations and suggestions (1% each) and compliments and thanks, 1%.

Labeling
   The labeling on all BRF’s products carriesstandardized information on packaging and services, content – especially items which can have environmental and social impacts – safe use of the product as well as instructions as to post-consumption disposal and eventual impacts. |GRI PR3|

   The Company adheres strictly to the legislation and anticipates solutions which enrich consumer information.The carton-paper packaging is certified by the Forest Stewardship Council (FSC) testifying that the paper is produced from forests planted in a sustainable manner.

Communication
   In line with the Company’s ethical principles, BRF practices a communication and marketing policy in accordance with the National Advertising Self-Regulation Council (CONAR) and the Consumer Protection Code (CDC). BRF uses publicity campaigns and marketing initiatives to highlight values such as diversity and adopts rigid guidelines in relation to messages to its infant audience. |GRI PR6|
   Since 2009, the Company made a public and voluntary commitment with the Brazilian Food Industry Association (ABIA) and the Brazilian Advertisers Association (ABA) to establish rigid criteria in communicating with children.

Annual and sustainability report 2010

Society |GRI SO1|

BRF’s community initiatives are aligned to the principle of playing an important role as an agent for social development in the locations where it operates its businesses. In so doing, it assumes responsibility for introducing preventive, mitigating and compensatory solutions for its negative impacts as well as maximizing and managing its positive impacts, assuming co-responsibility for the development of the municipalities in which it is located.
   The Company’s social investment is directed towards projects in the public interest, priority being given to educational and environmental themes. In 2010, it allocated R$ 1.4 million to projects of this nature.

Socio-environmental projects
   Socio-environmental projects involve the local development of the municipalities where the Company has a presence on the ground. Projects are prepared and/or chosen on the basis of needs and local potential as well as their degree of alignment to the Company’s social investment criteria.
   Public call – 32 socio-environmental projects were chosen from among an enrollment of 160, 24 of which already concluded. The work is focused on initiatives for improving infant/adolescent and adult education, the social inclusion of people with special needs, environmental awareness and preservation and the fostering of socio-environmental business, among others. A total of 27 thousand people benefited either directly or indirectly, representing 70% of the planned targets. Project monitoring is the responsibility of the social investment committees while community relations are in the hands of volunteer employees of the Company acting on an integrated basis with the corporate area in the planning and installation of initiatives.
   Time to act – An association between BRF (Sadia Institute), Camargo Corrêa Institute, Sebrae and local partners, the project develops initiatives contributing to the sustainable development of the Lucas do Rio Verde, Nova Mutum and Tapurah regions in the state of Mato Grosso. The project is divided along two axes, operating in urban and rural areas. The To Do Works Out was launched in Lucas do Rio Verde, training 150 adolescents in sustainable entrepreneurship. In the rural area of Nova Mutum and Tapurah, the project involves investments in diversified agricultural production for supplying nearby cities and income enhancement. The program’s aim is to increase agribusiness activities in these communities in addition to establishing two nurseries for the cultivation of native, forest and fruit tree seedlings for use in restoring the region’s biodiversity and as a source of additional income for rural producers and their families.
  Digital Concórdia – Seeks to introduce information technology into the classroom in an innovative way, helping students and professors to build up their wealth of knowledge. The project is the result of a partnership between BRF (Sadia Institute), the Municipal Government of Concórdia (Education Secretary) and the Jaborandi Institute and entered its final phase in 2010, denominated Professors on Line. A total of 12 municipal schools participated in the pilot project. However, the plan is to transform the program into public policy under the municipality’s Education Secretary, the computer being used as a tool in the formation of citizens able to assess their own attitudes and choices as well as the world in which they live.
   Digital Station – Also focusing on digital inclusion, developed in Bom Conselho (PE) and training 120 students monthly in partnership with the Universidade de Pernambuco. Since its inception in 2008, it has qualified 642 adolescents and adults to join the labor market.
   Educational Center for People with Special Needs – The course includes classes in Braille (a form of writing to allow the visually handicapped to read) and Libras (Brazilian Sign Language for those with hearing handicaps) in addition to elementary teaching. In 2010, 59 students (against 47 in 2009) in Videira (SC) were trained in elementary teaching (literacy, 2nd to 5th grade and 6th to 9th grade), high school teaching, art workshop, digital education through the Learn to Click course and skills training to enter the job market. In Marau (RS), 49 students were trained

BRF Brasil Foods

(57 in 2009) in elementary teaching (literacy and 2nd to 5th grade), Libras, Braille, digital education and art workshop.
   Actions with trash scavengers – The Company participated in the constitution of the Trash and Citizenship Institute involving trash scavenger entities from all over the state of Paraná. The activity began in April 2010 with duration of a year, also operating in alignment with the State Solid Waste Policy. The project supports the setting up of new scavenger cooperatives dedicated to collecting post-consumption packaging (PET bottles, glass bottles, carton packaging, etc.). Once processed, the material collected is sold to the recyclers.
  Social Action – The project is designed to facilitate access to health services (medical and dental attendances), citizenship (receipt and/or regularization of documents, legal advice, etc.) and education in addition to activities involving culture, leisure and sport. This initiative is aimed at improving the quality of life of the population living in the communities residing close to the Company’s industrial units. BRF, in partnership with institutions and local companies, works as an agent for local change by putting into practice the project’s elected activities. Since its creation in 2003, the program has been responsible for more than 300 thousand attendances, 68,377 of these in 2010 alone.

Sport
The Company sees sport as an instrument for promoting the quality of life, development of values and social inclusion.

   Consequently, it invests in actions such as 5 km Perdigão, a program launched in 2007 to increase employee and community awareness of the importance of practicing physical exercise for achieving quality of life. In 2010, 6 thousand registered for the event, 50% more than in 2009. The event was held at Videira (SC), Carambeí (PR), Rio Verde (GO), Marau (RS) and Lajeado (RS).
  BRF also invests in the development of children, adolescents and young people by supporting programs for stimulating sport on three fronts

1. Athlete for the Future – Partnerships with SESI (Social Service for Industry) in seven municipalities which have industrial units with a focus on “to work sport beyond sport”, developing complementary concepts such as health and education. This initiative currently attends about 7,100 children.
2. Launch Yourself into the Future – Support to the Launch yourself into the Future project attending annually about 600 children, adolescents and young people in athletics. Begun in 2010, this sponsorship includes a specific training program for adolescents and young people with potential to be top class athletics.
3. GR Program – Partnership with SESI and Toledo City Government (PR), has as its core interest the development of children, adolescents and young people through rhythmic gymnastics, including top class athletes in the sport. In 2010, approximately 1.2 thousand children benefited from the program. The project currently includes 29 athletes in the high performance team.

Environmental management

BRF is continually investing in environmental management as part of its commitment to sustainability.
   Investments in 2010 amounted to R$ 144.1 million, a year on year increase of 29%. The majority of resources (51.3%) were applied in disposal, treatment of waste and mitigation of impacts and reforestation (31.8%). Reforestation areas consist of pinus and eucalyptus, the wood from which is used to generate steam at the industrial units in substitution for fossil fuels, a strategy which diminishes the impact of greenhouse gas emissions on the environment.

   The Company adopts measures for the preservation of natural resources - especially water -, the reduction of greenhouse gases, energy, biodiversity, recycling and environmental education. These actions permeate the entire operation and the communities where the production units are sited. In this way, BRF contributes towards consolidating a culture alert to sustainable development in relation to all segments of its activities and all stakeholders.

Environmental investments - Consolidated BRF (R$) |GRI EN30|

	2009	2010
Prevention and Management	21,130,781	24,325,726
Disposal, Treatment and Mitigation of Impacts	66,487,836	74,013,278
Investments in Forest Plantations	24,222,354	45,796,104
Total	111,840,971	144,135,104

Water consumption
   BRF treats the rational use of water as an absolute priority for the investments it makes in technologies and environmental management processes. Water is an essential input for the food industry and vital to the production of its raw material and rural operations as well as the processing and finalization of the products. The industry’s expansion is a direct function of this input and water shortage is one of the constraining factors on sector growth. This issue is a concern that goes beyond the frontiers of the Company itself and finds support in global awareness campaigns and initiatives for preserving natural resources and the planet as a whole.
   Despite an increase in production, BRF’s water usage remained unchanged from 2009 thanks to initiatives and projects for improving excellence in usage. The Company invests in processes for the reuse of water at its operations and as a result reuse ratios have been growing year after year. In 2010, the reuse ratio stood at 20.4%, apparently stable in relation to 2009 (20.2%). However, during the year there was an increase of 6% in production, implying a greater level of efficiency in the use of water for activities in which there is no contact with the production process – for example, the cleaning of floors, bathrooms and in the irrigation of green areas. In industrial units such as Capinzal (SC), the reuse ratio was as high as 47% in 2010.
   Among the actions planned for 2011, the use of recycled water will continue to increase. The installation of a reused water treatment plant in Serafina Correa (RS) will permit a reduction of 300 thousand cubic meters of water withdrawn from the public supply system, a volume equivalent to the supply of a city of 5.5 thousand inhabitants. The plant at Teutônia (RS) created a hydro-team, a multidisciplinary team which evaluates and proposes improvements in processes for the rational use of water, contributing to a saving of 14% of the total used at the unit, equivalent to 113.5 thousand cubic meters.

   The priority given to capturing surface water is another important measure contributing to rational use and reducing the impact of the industrial operation on the environment. This helps the Company avoid using groundwater sources and the public utility system in competition with the local population. As a result of this strategy, there was a reduction of 582,574 cubic meters in water withdrawn from the public utility system. This decline reflects both a reduction in consumption and the discontinuation of BRF’s Porto Alegre plant. The target in 2011 is to reduce water capture from public sources by 300 thousand cubic meters. |GRI EN8|
   In 2012, the Company plans a water resource study to measure the affect of water withdrawal on the regions where it has operations. The objective is to evaluate the impact of water capture and whether there are conflicts or possible emergency situations which could compromise future supplies. |GRI EN9|

Annual and sustainability report 2010

Water consumption (m3/year) – BRF Consolidated|GRI EN8, EN10|

	2009	2010	% of total	Ch.
Total	61,226,432	61,202,360	100.0	- 0.04%
Surface	41,693,856	41,139,557	68.3%	- 1.33%
Underground	17,350,531	17,486,230	29.0%	0.78%
Public utility supply	2,136,939	1,554,365	2.6%	- 27.26%
Rainwater	45,105	32,154	0.1%	- 28.71%
Total of reuse	15,506,752	15,701,346	-	1.3%
% of reuse	20.2%	20.4%	-	0.2 pp

Disposal of effluent |GRI EN21|

	2009	2010
Superficial	52,758,568	52,233,375
Soil	1,050,429	862,317
Total	53,808,997	53,095,692

Effluents
   All BRF’s industrial units have Effluent Treatment Plants (ETPs). Water is returned to the environment according to parameters required by the legislation and in conditions where it can be reused and absorbed without causing damage to nature – an additional company commitment to the environment. All effluent is treated through flotation processes, discharged into anaerobic or aerated/ aerobic lakes or activated sludge. Effluent volume fell year on year by 1.3%. |GRI EN21|

Energy consumption
   Three working parties with members drawn from the various manufacturing areas were set up to study the consumption of electricity, the use and consumption of steam and increasing the efficiency of reforestation to obtain greater productivity from wood used as a source of power. The teams’ diagnosis revealed opportunities for increasing energy efficiency of both equipment and processes to ensure better natural resource management. Based on the studies, plans were prepared for each industrial unit and reflected in 420 actions of either an operational or investment nature. Action plans not requiring investment were immediately put into practice and for those requiring investments, allocation of resources was approved with execution to be concluded by April 2011.
   As a result of this work, BRF was able to record a saving of 341,496 GJ of electricity in 2010 compared with the preceding year, a reduction of 4.78% in total indirect energy consumption. Hence, in addition to reducing the environmental impacts caused by the extraction and processing of energy, these initiatives have allowed BRF to cut costs in product processing and increase competitiveness. Examples of improvements during the year were: updating of technology, improving the efficiency of refrigeration systems; standardization and training of operators, with operational improvements in chilling and freezing processes, increased efficiency in steam generation and a reduction in losses from steam distribution. In 2011 the Company’s target is to save a further 250 thousand GJ of electric energy. |GRI EN5|
   Direct Energy – BRF’s use of direct energy increased 3.8% in 2010 although this was concentrated in energy from renewable sources (a further 4.6%), while a decrease of 8.6% was recorded in energy generated from fossil fuels. During the year, 94.89% of all energy consumed by the Company came from renewable sources. However, the variation in consumption came in at below production increases for the year, an indication of reduced demand for energy as a result of improvements in efficiency of systems.

BRF Brasil Foods

Consumption of direct energy (GJ) |GRI EN3|

	2009	2010	Ch. (%)
Renewable energy
Ethanol	1,358.93	735.24	-45.9%
Rice Briquettes	-	9,635.33
Wood chips	5,374,267.59	11,441,207.14	112.9%
Fire wood	9,952,549.27	4,978,860.14	-50.0%
Vegetable oil	260,727.81	404,915.22	55.3%
Off cuts	460,016.81	-
Sawdust	2,202,912.66	2,247,976.38	2.0%
Subtotal	18,251,833.07	19,083,329.47	4.6%
Non renewable
BPF	476,228.56	478,347.06	0.4%
Diesel	110,671.97	77,472.64	-30.0%
Gasoline	1,943.96	2,571.67	32.3%
LPG	271,794.62	266,035.74	-2.1%
Kerosene	212.97	334.28	57.0%
Shale	117,002.54	102,018.39	-12.8%
Natural gas	147,244.79	101,287.13	-31.2%
Subtotal	1,125,099.42	1,028,066.91	-8.6%
Total	19,376,932.48	20,111,396.38	3.8%

   The larger part of direct energy was used for steam generation in the boilers from biomass in the form of wood chips, firewood from tree trunks or timber offcuts (sawmill waste). Due to the importance of this resource in its energy matrix, BRF’s target is to increase productivity from its reforestation projects by 25%. This will be done by using more advanced technologies which reduce the required area under forests. In processes where the use of biomass is technically unfeasible, the Company employs BFP oil, shale, natural gas or LPG. Diesel oil is consumed to operate generators during National Interconnected System (SIN) peak hours.
  The target for 2011 is to increase the consumption of direct energy to 95% from renewable energy sources with consequent gains in efficiency.

   Calculation of direct energy consumption is based on all the industrial meat and dairy product processing plants (95% of direct energy consumed). Neither the agricultural units (feed, incubators, poultry farms, etc.) nor the logistics installations were included except when physically part of the industrial units.
   Indirect energy – Electricity is the only indirect energy source used by BRF. Wherever possible, the Company buys energy from small hydroelectric plants due to the latter’s lesser environmental impact. In 2010, there was an increase of 1.1% in the use of indirect energy, 89.8% of it from renewable sources and matching the national energy matrix (National Electrical System Operator– ONS data). The Company’s 2011 target to use 2% more renewable energy than the national average includes the contracting of a larger quantity of energy from renewable sources to supply the industrial complex. |GRI EN4|

Annual and sustainability report 2010

Indirect energy consumption (GJ) |GRI EN4|

	2009	2010	Ch. (%)
Renewable source
Hidroelectricity	6,182,550.41	6,287,132.78	1.7%
Biomass	331,941.30	107,271.12	-67.7%
Wind power	-	21,623.09
Photovoltaic	2.08	1.97	-5.3%
Subtotal	6,514,494.79	6,416,029.96	-1.5%
Fonte não renovável
Gas	262,467.94	374,717.01	42.8%
Oil	119,654.50	137,861.90	15.2%
Nuclear	108,075.03	213,204.85	97.3%
Coal	62,620.69	-
Subtotal	552,818.16	725,784.76	31.3%
Total	7,067,312.95	7,141,813.71	1.1%

Waste
   In 2010, only 3.86% of all BRF’s waste was discharged into landfills. The Company’s goal is to further reduce this percentage through reuse and recycling. Only a small part of the waste is processed internally in accordance with current legislation. The rest is sent for recycling or external processing through third parties licensed by environmental protection agencies to exercise this activity. In addition to complying with this determination, BRF adopts a rigorous selection process of licensed third parties, controls the licenses which have been granted and undertakes audits for monitoring conformity of processes.

   After segregation and classification, waste generated from industrial processing is stored at purpose-built locations to be subsequently collected and transported for final disposal. All stages are covered by federal state and municipal legislation and by the Brazilian Association of Technical Standards (ABNT). Waste is classified according to NBR 10.004 and controlled at the corporate level. Nearly all (99.8%) pertains to Class II (not dangerous) and basically originates from the productive process, an example being organic waste. The remainder is Class I (dangerous), such as lamps, flashlight batteries, vehicle batteries and waste produced from existing first aid medical posts at the units. |GRI EN22|

Collection of packaging |GRI EN27|
   In October 2010, BRF signed a partnership agreement with TerraCycle, a global leader in the collection and reuse of post-consumption waste, with the objective of engaging consumers in a campaign to reuse frozen food product cartridges and margarine tubs. This is one more step in the Company’s commitment to contribute towards avoiding uncontrolled disposal. The partnership’s target is to reach 400 waste collection brigades.
   To take part in the campaign, consumers must register through the website (http://www. terracycle.com.br) and the Perdigão Brigade will collect the material, subsequently sending it to TerraCycle for being transformed into ecofriendly products. The company has a catalog of recycled items – lunch boxes, watches, bags etc. – for retail commercialization.

BRF Brasil Foods

   The Brigade is already active in 20 states with 238 signatures, 37% from schools and 30% from families, and has collected 1,947 packages in three months. The initiative complies with the National Solid Waste Policy approved in 2010.

Atmospheric Emissions
   During 2011, the Company is to draw up its emissions inventory for 2010 in accordance with the Greenhouse Gas Protocol Initiative (GHG). The inventory will give BRF a more detailed picture of its emissions allowing it to diagnose existing processes and systems and establish a long-term GGE management strategy.
   Reflecting the results of its policies for reducing emissions, BRF was included in BM&FBovespa’s Carbon Efficient Stock Index (ICO2), established in 2010, to encourage companies to migrate to a low carbon production system. Trucost international consultancy was engaged by BM&FBovespa to assist in the structuring of the ICO2 and to estimate total emissions in the first year of the index. On the basis of 2009 figures, (BRF’s) emissions were estimated at 410,507 tonnes of CO2eq as scope 1 of the Greenhouse Gas Protocol (direct emissions) and 53,858 tonnes of CO2eq as scope 2 (indirect emissions).
   In addition to continuously monitoring the status of its delivery fleet, BRF endeavors to build its distribution centers close to areas of consumption and supply, thus ensuring that its trucks are always operating with full loads and eliminating waste and reducing the impact on the environment. In 2010, the Company was recognized by the Depollution Project, the government of the state of Santa Catarina’s Environmental Program for Transportation designed by the National Transportation Confederation (CNT-SC). Inspections of the Company’s fleet showed that 87% of all vehicles was operating in accordance with the legislation and standards of quality.

Sustainable Hog Farming System |GRI EN18|
   This is one of the Company’s most emblematic sustainability projects, combining social, economic and environmental projects. BRF is developing a structured program for reducing greenhouse gas emissions - to be expanded to the entire hog supply chain – by supporting the construction of biodigestors on the properties of the integrated outgrowers. As a result of this project, the latter are adopting the Clean Development Mechanisms (CDM), reducing the impact of manure from hog farming activities.
   This project is a voluntary one aligned to Kyoto Protocol guidelines and operated by the Perdigão Institute for Sustainability and the Sadia Sustainability Institute in partnership with the integrated outgrowers and AgCert. It was the first project for a food company anywhere in the world to obtain United Nations Organization registration, adopting the Programme of Activities methodology for the trading of carbon credits.

   The measure contributes to the goal of reducing carbon dioxide emissions (CO2 ) along the entire production, supply and distribution chain. Based on the projects already implemented and UNO methodology, the potential is for an annual reduction of 591,418 tonnes of CO2 eq. In 2010, the reduction amounted to 137,870 tonnes of CO2 eq. The process for verification of the emissions will be conducted throughout 2011 and following substantiation of the reduction by the Designated Operating Entity (DOE), a request will be made to issue the ERC (Emissions Reduction Certificate) by the UNFCCC (United Nations Framework Convention on Climate Change).
   The project is one of a list of 50 private sector global initiatives for reducing poverty and improving living conditions included in the United Nations Development Program’s (UNDP) report‘Creating values for all – Strategies for doing business with the poor’.

Greenhouse Gas Emissions (t) |GRI EN16, EN17|

2009(1)
Scope 1 (direct)	410,507
Scope 2 (indirect)	53,858
(1) Estimated emissions

Annual and sustainability report 2010

About this report

This is the third year that BRF Brasil Foods is publishing its performance according to Global Reporting Initiative (GRI) guidelines.
   This report consolidates the economic- financial, social and environmental information with respect to the period from January 1 to December 31 2010. Prepared annually, the last document was published in March 2010. |GRI 3.1; 3.2; 3.3|
   The financial indicators cover all the operating units and subsidiaries in Brazil, Argentina, the United Kingdom and The Netherlands, while the information of a social and environmental nature is restricted to the operations in Brazil and, in large part, consolidatetheindicatorsforBRFandSadia.The financial statements are shown in accordance with Brazilian accounting standards and the International Financial Reporting Standards – IFRS as determined by CVM (the Brazilian Securities and Exchange Commission) instructions 457/07 and 485/10, and audited by KPMG Auditores Independentes. Socio- environmental information was based on corporate standards and verified internally. BSD Consulting has verified the level of application of GRI Guidelines (version 3) and has declared full conformity with Level B. |GRI 3.6; 3.7; 3.8; 3.9; 3.13|

Engagement |GRI 3.5, 4.14, 4.15, 4.16|
   Content definition was based on a process of stakeholder engagement consisting of two workshops in which 40 people took part, 21 representing external stakeholders (academia, sectoral associations, shareholders, suppliers, employees, civil society organizations) and 19 internal stakeholders (managers). In parallel, a further 20 individuals were consulted by e-mail from among representatives of the internal and external stakeholders, including

BRF Brasil Foods

board directors, vice presidents, executive officers, clients and consumers. The participants evaluated the relevance of 49 themes, indicating what should be highlighted in the report content and with greatest relevance to the Company’s strategy and management.
   The panels were chaired by BSD Consulting which was responsible for guiding participants on the process of evaluating materiality in the context of the GRI, the importance of the process of engagement as well as presenting the methodology for evaluation of sustainability issues. Subsequently, doubts and questions were clarified and the questionnaire completed individually with the classification of each theme according to importance. The participants also assessed the application of the GRI principles in the 2009 report, and were given the opportunity to suggest improvements to be included in the 2010 version.
   In addition to enhancing the participation of the strategic group in the validation of matters previously identified as well as the inclusion of new issues for the 2010 report, the panels represented an opportunity for stakeholder dialog and involvement in the management of sustainability and in the preparation of BRF for the way it approaches the treatment and disclosure of its performance with respect to these themes.
   While not obligatory at the level of Application B, in undertaking this activity, BRF increases the transparency and the seriousness with which sustainability is handled by corporate management. In adopting this initiative, the Company takes one more step towards a higher application level in forthcoming reports.
   The process was initiated on the basis of a survey of BRF’s key stakeholders, the criterion being their representativeness and relationship with the main issues relating to the sustainability of the organization. In addition, matters were raised for inclusion in the report, having as their base the process of engagement undertaken for the 2009 report, sectoral surveys of sustainability issues and identification of the themes covered in the GRI’s sectoral food supplement. This list of topics was authorized by BRF’s Sustainability Committee prior to conducting the stakeholder consultation process.
   The matters raised formed the basis for the preparation of a materiality matrix, this graphically illustrating those issues deemed of greatest importance in the consultation process. The matrix is comprised of two axes: one which represents relevant topics from the internal point of view (Company) and the other which consists of those issues raised by the external stakeholders. In the graph, those issues situated above and close to the red line (from 1 to 5) are considered as having the highest degree of relevance.
   Eventual reformulations of information in previous documents are shown and justified throughout this publication. There have been no significant changes compared with preceding years with respect to scope, limit or methods of measurement applied in the Report. |GRI 3.10; 3.11|
   Doubts or requests for additional information may be sent to e-mail acoes@brasilfoods.com or alternatively by contacting telephones – (55) 11 2322-5061/5048/5051. |GRI 3.4|

Principal concerns |GRI 4.17|

Themes deemed of critical importance by stakeholders
1. Nutritional safety, quality of the products and packaging
2. Suitable working conditions and human rights
3. Compliance with environmental legislation
4. Compliance with the social and environmental legislation on the part of integrated outgrowers and suppliers
5. Relations of a long-term, transparent and ethical nature with mutual respect
6. Ethics and mechanisms for combating corruption
7. Management of effluent, emissions and waste
8. Cleaner operational production, efficiency pollution prevention, reduction of negative impacts,
9. Occupational health and safety
10. Company performance and the generation of value
11. Sustainability policy
12. Environmental protection in the areas surrounding the plants
13. Traceability along the supply chain
14. Policies and criteria for selecting and evaluating suppliers
15. Relationship with integrated outgrowers
16. Enhancing the importance of human capital
17. Health, nutrition and healthy food
18. Rational and efficient use of water, materials and energy
19. Responsible communication, labeling and information on products

Annual and sustainability report 2010

Social Report/IBASE

1. Basis of calculation	2010 (amount in R$ thousand)			2009 (amount in R$ thousand)
Net sales (NS)			22.681			20.937
Operating results (OR)			1.001			733
Gross payroll (GP)			3.525			3.155
	Amount (R$			Amount (R$
2. Internal social indicators	thousand)	% of GP	% of NS	thousand)	% of GP	% of NS
Food	128.10	3.63%	0.56%	156.95	4.97%	0.75%
Mandatory payroll taxes and benefits	836.30	23.72%	3.69%	629.97	20.00%	3.01%
Private pension plan	11.53	0.33%	0.05%	11.21	0.36%	0.05%
Health	85.41	2.42%	0.38%	100.16	3.18%	0.48%
Workplace health and safety	14.29	0.41%	0.06%	21.63	0.69%	0.10%
Education, Training and Professional development	3.66	0.10%	0.02%	6.08	0.19%	0.03%
Transportation	90.99	2.58%	0.40%	32.67	1.04%	0.16%
Culture	0.00	0.00%	0.00%	14.4	0.46%	0.07%
Day care or allowance for day care	1.28	0.04%	0.01%	1.15	0.04%	0.01%
Profit sharing	23.13	0.66%	0.10%	26.76	0.85%	0.13%
Other	26,50	0.75%	0.12%	47.41	1.51%	0.23%
Total - Internal social indicators	1,221.19	35%	5%	1,048.38	33.32%	5.01%
	Amount (R$			Amount (R$
3. External social indicators	thousand)	% of OR	% of NS	thousand)	% of OR	% of NS
Education	0.85	0.08%	0.00%	1.34	0.18%	0.01%
Culture	0	0.00%	0.00%	0.01	0.00%	0.00%
Health and sanitation	0.03	0.00%	0.00%	0.00	0.00%	0.00%
Sports	1.20	0.11%	0.01%	0.59	0.08%	0.00%
Hunger relief and food security	0.01	0.00%	0.00%	0.07	0.02%	0.00%
Other	0.14	0.00%	0.00%	0.00	0.00%	0.00%
Total contributions to society	2.23	0.22%	0.01%	2.00	0.27%	0.01%
Taxes (excluding payroll taxes)	2,966.58	196%	13.08%	3,019.85	312%	14.42%
Total – External social indicators	2,968.81	197%	13.09%	3,021.85	312.26%	14.43%
	Amount (R$			Amount (R$
4. Environmental indicators	thousand)	% of OR	% of NS	thousand)	% of OR	% of NS
Related to company operations	144.14	14.40%	0.64%	111.46	15.21%	0.53%
External projects	-	-	0.00%	0.38	0.05%	0.00%
Total invested in environment	144.14	14.40%	0.64%	111.84	15.26%	0.53%
Regarding the establishment of	( ) does not establish targets			( ) does not establish targets
annual targets to minimize waste and	( ) attains 0 to 50% targets			( ) attains 0 to 50% targets
consumption during production/	( ) attains 51 to 75% targets			( ) attains 51 to 75% targets
operation and to improve the use of	(X) attains 76 to 100% targets			(X) attains 76 to 100% targets
natural resources, the Company:

BRF Brasil Foods

5. Employee composition indicators	2010	2009
# of employees at the end of the period	113,710	114,059
# of hires during period	37,099	31,025
# of apprentices	551	300
# of outsourced employees	13,267	15,147
# of interns	454	298
# of employees over 45	11,206	11,680
# of women working at the Company	44,134	42,467
% of management positions occupied by women	15,55%	16.21%
# of Afro-Brazilian employees working at the Company	18,491	17,012
% of management positions occupied by Afro-Brazilians	4.73%	4.35%
# of employees with disabilities or special needs	1,154	1,044
6. Information relating to the exercise of corporate citizenship	2010	2009
Ratio of highest to lowest compensation at the Company	49.8 times	ND
Total # of accidents at the Company	1,078	949 (-12%)
Social and environmental projects developed by the Company were selected by:	( ) top level executives (x) top level executives and mid-level management ( ) all employees	( ) top level executives (x) top level executives and mid-level management ( ) all employees
The Company’s standards for safety and cleanliness in the workplace were set by:	( ) top level executives and mid-level management (x) all employees + CIPA	( ) top level executives and mid-level management (x) all employees + CIPA
Concerning freedom of association, the right to collective bargaining and employee representation in unions, the Company:	( ) is not involved ( ) follows ILO standards (x) encourages and follows ILO	( ) will not become involved ( ) will follow ILO standards (x) will encourage and follow ILO
The Company pension plan covers:	( ) top level executives ( ) top level executives and mid-level management (x) all employees	( ) top level executives ( ) top level executives and mid-level management (x) all employees
The profit-sharing program covers:	( ) top level executives ( ) top level executives and mid-level management (x) all employees	( ) top level executives ( ) top level executives and mid-level management (x) all employees
In the selection of suppliers, the same ethical standards and standards of socio-environmental responsibility adopted by the Company:	( ) are not considered ( ) are suggested (x) are required	( ) will not be considered ( ) will be suggested (x) will be required
On the participation of employees in volunteer work, the Company:	( ) is not involved ( ) supports it (x) organizes and encourages it	( ) will not be involved ( ) will support it (x) will organize and encourage it
Total number of consumer complaints and criticisms:	to the Company: not informed to Procon: 52 to the Law Courts: 77	Not informed
% of complaints and criticisms answered or solved:	by the Company: 100% through Procon: 10% through the Law Courts: 11%	by the Company: 100% through Procon: not informed through the Law Courts: not informed
Total added value to be distributed (in R$ million)	In 2010: R$ 9,035	In 2009: R$ 6,323
Distribution of Added Value (DAV)	39.1% government / 35.0% employees / 17.0% third parties/ 2.9% shareholders/ 6.0% retained	41.7% government / 34.5% employees / 21.9% third parties / 1.5% shareholders / 0.4% retained
7. Other information
• IBASE data – BRF and Sadia pro-forma figures
• Item “6 – Relevant information on the exercising of corporate citizenship”relates to BRF only since data between companies is still not consolidated due to some CADE - and management-related restrictions.

• Economic sector: Food industry – Registered Offices: Santa Catarina
• This Company does not employ child labor, degrading or analogous to slave labor, is not involved with prostitution or sexual exploitation of  children or adolescents and is not involved with corruption. The Company values and respects diversity both internally and externally.

Annual and sustainability report 2010

Practices aligned with the UN Global Compac

UN Global Compact Principles	Millennium Development Goals	Actions
Human Rights

  Code of Ethics and Conduct
  Mission, Vision and Values
  Clauses incorporating human rights issues in goods and services supplier contracts
  Monitoring of the supply chain
  Investment of R$ 1.4 million in social projects
  Local development projects (Community Development Committees)
  Income generation projects (Time to Act, Trash and Citizenship Institute)
  Education and social inclusion programs (Digital Concórdia, Digital Station)
  Social action with 68,377 attendances in 2010
  Membership of the National Pact for the Eradication of Slave Labor in Brazil
  Membership of the Right Direction Program (fighting the sexual exploitation of children)
  Participation in the Choices International Foundation (products made according to the World Health Organization’s nutritional recommendations)
  Signatory of the Cattle Ranching Pact / Sustainable Connections

Labor Rights

  Code of Ethics and Conduct
  Mission, Vision and Values
  Professional training and development Programs
  Confidential channels for making complaints of irregularities
  Human Resources health, safety and quality of life projects
  Health, Safety and Environment System (SSMA)
  OHSAS 18000 certification
  Labor union relations
  Retirement preparation program

Environment

  Code of Ethics and Conduct
  Mission, Vision and Values
  ISO 14001 certification
  Clauses incorporating human rights issues in goods and services supplier contracts
  Health, Safety and Environment System (SSMA)
  Membership of the Brazilian GHG Protocol Program
  Participation in the Carbon Disclosure Project

Anti-Corruption

  Code of Ethics and Conduct
  Mission, Vision and Values
  Corporate Governance
  Governance, Sustainability and Strategy Committee
  External audit for validation of economic and financial data
  Internal audit
  Adherence to the Corporate Pact for Integrity and Against Corruption

BRF Brasil Foods

GRI Reference Index

		Global Compact Principle	Page / Comment
	Strategy and analysis
1.1	Statement on the significance of sustainability		4, 5
1.2	Description of key impacts, risks, and opportunities		6, 7, 42
	Organizational profile
2.1	Name of the organization		2
2.2	Primary brands, products, and/or services		2, 30, 31
2.3	Operational structure		2
2.4	Location of organization’s headquarters		60
2.5	Countries and regions where the organization operates		2, 30, 31
2.6	Nature of ownership and legal form		2
2.7	Markets served (regions, sectors and types of clients/ beneficiaries)		2, 36, 37
2.8	Scale of the reporting organization		2
2.9	Significant changes during the reporting period in relation to size, structure, or shareholding		3
2.10	Awards received in the reporting period		18
	Report parameters
3.1	Reporting period for information provided		52
3.2	Date of most recent previous report (if any)		52
3.3	Reporting cycle		52
3.4	Contact point for questions regarding the report or its contents		53, 60
	Scope and limit of the Report
3.5	Process for defining report content		52
3.6	Boundary of the report (countries, divisions, subsidiaries, suppliers)		52
3.7	State any specific limitations on the scope or boundary of the report		52
3.8	Data measurement techniques and the bases of calculations		52
3.9	Explanation of the effect of any re-statements of information provided in earlier reports		52
3.10	Significant changes from previous reporting periods		53
3.11	Table identifying the location of the Standard Disclosures in the report		53
3.12	Data measurement techniques and the bases of calculations		57, 58, 59
	Assurance
3.13	Policy and current practice with regard to seeking external assurance for the report		53
	Governance, commitments and engagement
	Governance
4.1	Governance structure of the organization	1 to 10	11
4.2	Statement on whether the Chair of the highest governance body is also an executive officer	1 to 10	12
4.3	Independent or non-executive members of the highest governance body	1 to 10	12
4.4	Mechanisms for shareholders and employees to provide recommendations to the highest governance body	1 to 10	11
4.5	Linkage between compensation and performance	1 to 10	12, 13, 14
4.6	Processes in place to ensure conflicts of interest are avoided	1 to 10	10
4.7	Processes for determining the qualifications and knowledge of the members of the highest governance body	1 to 10	12
4.8	Statements of mission and values, codes of internal conduct and principles relevant to economic, environmental and social performance, as well as the status of their implementation	1 to 10	Cover
4.9	Procedures of the highest governance body for overseeing the organization’s identification and management of economic, environmental and social performance, including significant risks and opportunities, as well as compliance or conformity with internationally agreed norms, codes of conduct and principles	1 to 10	10, 13
4.10	Processes for evaluating the highest governance body’s own performance including economic, environmental and social performance	1 to 10	12
	Commitments to external initiatives
4.11	Precautionary approach or principle	7	19
4.12	Externally developed charters, principles or other initiatives subscribed or endorsed		17
4.13	Membership of associations and/or national/international organizations		17
	Engagement of stakeholders
4.14	List of stakeholder groups engaged by the organization		52
4.15	Basis for identification and selection of stakeholders with whom to engage		52
4.16	Approaches to stakeholder engagement		52
4.17	Key topics and concerns that have been raised through stakeholder engagement		53

Confirmation of the Application Level for the GRI-G3 Guidelines
Annual and Sustainability Report, 2010 BRF Brasil Foods
   BSD Consulting has verified the application level of the guidelines for the Sustainability Reports of the Global Reporting Initiative - GRI (version G3) in this edition of BRF’s Annual and Sustainability Report, 2010. Based on verification of content provided, we can confirm that the application B level of the GRI-G3 was successfully reached in this version.

   BRF ‘s Annual and Sustainability Report, 2010 has shown a highly comprehensive coverage in the list of indicators required by the GRI for Level B reports.
   It was not within BSD’s remit to verify the content and veracity of the replies given to the indicators.

São Paulo, April 14 2011

BSD Consulting
Marcelo Aversa, Partner, BSD Consulting
Joyce Fernandes, Projects Manager, BSD Consulting

Annual and sustainability report 2010

		Performance Indicators	Global Compact Principle	Page / Comment
		Economic Performance Indicators
		Management approach	1, 4, 6, 7	6, 7, 42
		Economic Performance
ES	EC1	Direct economic value generated and distributed		40 e IBASE
ES	EC2	Financial implications and other risks and opportunities for the organization’s activities due to climate change	7	ND
ES	EC3	Coverage of the organization’s defined benefit plan obligations		BRF has defined benefit plan obligations.
ES	EC4	Significant financial assistance received from government		ND
		Market presence
AD	EC5	Ratio of lowest wage to highest wage	1 e 6	ND
ES	EC6	Policy, practices and proportion of spending on locally-based suppliers		42
ES	EC7	Procedures for local hiring	6	ND
		Indirect economic impacts
ES	EC8	Infrastructure investments and services provided for public benefit		ND
AD	EC9	Significant indirect economic impacts		ND
		Environmental performance indicators
		Management approach	7, 8, 9	46 - 51
		Materials
ES	EN1	Materials used by weight or volume	8	ND
ES	EN2	Percentage of materials used that are recycled input materials	8, 9	ND
		Energy
ES	EN3	Direct energy consumption by primary energy source	8	49
ES	EN4	Indirect energy consumption by primary source	8	49, 50
AD	EN5	Energy saved due to conservation and efficiency improvements	8, 9	48
AD	EN6	Initiatives to provide energy-efficient products and services	8, 9	ND
AD	EN7	Initiatives to reduce indirect energy consumption and reductions achieved	8, 9	ND
		Water
ES	EN8	Total water withdrawal by source	8	47, 48
AD	EN9	Water sources significantly affected by withdrawal of water	8	47, 48
AD	EN10	Percentage and total volume of water recycled and reused	8, 9	47, 48
		Biodiversity
ES	EN11	Location and size of land owned by the organization in protected or high biodiversity areas	8	ND
ES	EN12	Description of significant impacts on biodiversity	8	ND
AD	EN13	Habitats protected or restored	8, 9	ND
AD	EN14	Strategies for managing impacts on biodiversity	8, 9	ND
AD	EN15	Number of IUCN Red List species and national conservation list species	8	ND
		Emissions, discharges and waste
ES	EN16	Total direct and indirect greenhouse gas emissions by weight	8	51
ES	EN17	Other relevant indirect greenhouse gas emissions by weight	8	51
ES	EN18	Initiatives to reduce greenhouse gas emissions and reductions achieved	7, 8, 9	51
ES	EN19	Emissions of ozone-depleting substances by weight	8	ND
ES	EN20	NOx, SOx, and other significant air emissions by type and weight	8	ND
ES	EN21	Total water discharge by quality and destination	8	48
ES	EN22	Total weight of waste by type and disposal method	8	50
ES	EN23	Total number and volume of significant spills	8	ND
AD	EN24	Weight of transported, imported, exported and disposed waste deemed hazardous	8	ND
AD	EN25	Identity, size, protected status, and biodiversity value of water bodies and related habitats affected by water disposal and drainage	8	ND
		Products and services
ES	EN26	Initiatives to mitigate environmental impacts of products and services	7, 8, 9	ND
ES	EN27	Percentage of products and packaging materials that are reclaimed	8, 9	50
		Conformity
ES	EN28	Monetary value of fines and total number of sanctions for noncompliance with environmental laws and regulations	8	ND
		Transport
AD	EN29	Environmental impacts of transporting products, goods, materials and members of the workforce	8, 9	ND
		General
AD	EN30	Total environmental protection expenditures and investments by type	7, 8, 9	46
		Labor practices and decent work
		Employment	1, 3, 6	38 - 41
		Total workforce by employment type, employment contract, and region
ES	LA1	Total number and rate of employee turnover by age group, gender, and region		39
ES	LA2	Benefits provided that are not provided to temporary or part-time employees	6	39
AD	LA3	Relations between the workforce and governance		ND
		Percentage of employees covered by collective bargaining agreements
ES	LA4	Minimum prior notice period for disclosure of operational changes	1, 3	41
ES	LA5	Workplace health and safety	3
		Percentage of total workforce represented in formal health and safety committees
AD	LA6	Rates of injury, occupational diseases, lost days, absenteeism and death	1	40

BRF Brasil Foods

		Performance Indicators	Global Compact Principle	Page / Comment
ES	LA7	Education, training, counseling, prevention, and risk-control programs	1	40
ES	LA8	Programas de educação, treinamento, aconselhamento, prevenção e controle de risco	1	41
AD	LA9	Health and safety topics covered in formal agreements with trade unions	1	41
		Training and development
ES	LA10	Average hours of training per year, per employee, by employee category	6	41
AD	LA11	Programs for skills management, lifelong learning and career ending		41
AD	LA12	Percentage of employees receiving regular performance reviews		41
		Diversity and equal opportunities
ES	LA13	Composition of governance bodies and breakdown of employees by gender, age group and ethnic origin	1, 6	39
ES	LA14	Ratio of basic salary of men to women by employee category	1, 6	There is no discrimination according to gender, race, etc. Any differences are due to aspects such as experience in the role, qualifications, ability and performance.
		Human rights performance indicators
		Management approach	1, 2, 3, 4, 5, 6	42
		Investment and purchase process practices
ES	HR1	Description of policies and clauses incorporating human rights concerns in investment contracts	1 a 6	ND
ES	HR2	Suppliers that have undergone screening on human rights	1 a 6	43
AD	HR3	Employee training on human rights issues	1 a 6	16
		Nondiscrimination
ES	HR4	Total number of incidents of discrimination and actions taken	1, 2, 6	None registered
		Freedom of association and collective negotiation
ES	HR5	Operations identified in which the right to exercise freedom of association may be at risk	1, 2, 3	41
		Child labor
ES	HR6	Operations identified as having significant risk for incidents of child labor	1, 2, 5	42
		Forced or analogous to slave labor
ES	HR7	Operations identified as having significant risk for incidents of forced or analogous to slave labor	1, 2, 4	42
		Security practices
AD	HR8	Security personnel trained in aspects concerning human rights	1, 2	42
		Indigenous rights
AD	HR9	Total number of incidents of violations involving rights of indigenous people	1, 2	No violations were registered
		Society performance indicators
		Management approach	10	16, 44
		Local community
ES	SO1	Programs and practices that assess and manage the impacts of operations on local communities	1	44, 45
		Corruption
ES	SO2	Total number of business units analyzed for risks related to corruption	10	16
ES	SO3	Percentage of employees trained in the organization’s anti-corruption policies and procedures	10	16
ES	SO4	Actions taken in response to incidents of corruption	10	16
		Public policies
ES	SO5	Public policy positions and participation in public policy development and lobbying	1 a 10	ND
AD	SO6	Financial contributions to political parties, politicians, and related institutions	10	ND
		Anti-competitive behavior
AD	SO7	Number of legal actions for anti-competitive behavior, anti-trust, and monopoly practices
		Compliance
ES	SO8	Description of significant fines and total number of non-monetary sanctions for non- compliance with laws and regulations		17
		Product responsibility
		Management Approach	1, 8	43
		Customer health and safety
ES	PR1	Life cycle stages in which health and safety impacts of products and services are assessed	1	43
AD	PR2	Compliance with regulations and voluntary codes concerning health and safety	1	88 incidents relating to product quality were registered by the Legal Department, but no case impacted on consumer health.
		Product and Service Labeling
ES	PR3	Type of product and service information required by labeling procedures	8	43
AD	PR4	Description of incidents of non-compliance with regulations concerning information and labeling	8	22 incidents were registered, but no decision was reached in any of the cases.
AD	PR5	Practices related to customer satisfaction, including results of surveys		43
		Marketing Communications
ES	PR6	Programs for adherence to laws, standards, and voluntary codes related to marketing communications		43
AD	PR7	Total number of incidents of non-compliance concerning marketing communications		3 incidents were registered, with 2 relating to promotional campaigns and 1 for supposedly incorrect information on butter labeling.
		Customer Privacy
AD	PR8	Substantiated complaints regarding breaches of customer privacy and losses of customer data	1	ND
		Compliance
ES	PR9	Fines for non-compliance in the provision and use of products and services		ND

Annual and sustainability report 2010

Corporate information

Head Office |GRI 2.4|	Stock Exchange Ticker Symbols
Rua Jorge Tzachel, 475	BM&FBOVESPA
88301-600 Itajaí – SC – Brazil	BRFS3 – Common Shares – New Market
New York Stock Exchange – NYSE
Corporate headquarters	BRFS –Level III ADRs
Rua Hungria, 1400 – 5th floor
01455-000 São Paulo – SP – Brazil	Official Newspapers
Phone: (55 11) 2322-5000	Diário Oficial do Estado de Santa Catarina
Fax: (55 11) 2322-5747	Diário Catarinense
www.brasilfoods.com	Valor Econômico

Investor Relations |GRI 3.4|	Independent Auditors
Leopoldo Viriato Saboya – Vice	KPMG Auditores Independentes
President of Finance, Administration
and Investor Relations
Elcio Ito – Director of Finance
and Investor Relations
Edina Biava – IR Manager
Rua Hungria, 1400 – 5th floor
01455-000 São Paulo – SP – Brazil
Phone: (55 11) 2322-5052/ 5061 / 5048
Fax: (55 11) 2322-5747
E-mail: acoes@brasilfoods.com
www.brasilfoods.com/ir

Depositary Banks

In Brazil
Banco Itaú S/A
Av. Engenheiro Armando de Arruda Pereira,
707 – 9th floor
04344-902 São Paulo – SP – Brazil
Tel: (55 11) 5029-1908
Fax: (55 11) 5029-1917

In the USA
The Bank of New York Mellon
Investor Services
P.O. Box 11258
Church Street Station
New York NY 10286-1258 USA
Phone: 1-888-269-2377
E-mail: shareowners@bankofny.com
www.bankofny.com

Credits

General Coordination
Financial, Administration and Investor Relations Department

Collaboration
Domestic Market, Export Market, Food Services, Dairy, Operations, Corporate Affairs, Human Resources, Supply Chain, Strategy and New Business and Technology.

Design
A10

Text
Editora Contadino
BRF Team
Paul Steele (translation)

GRI Consulting
BSD Consulting

Images BRF collection

Printing Leograf

We would like to thank all who have
worked in the preparation of this report:

   The results for 2010 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (wholly owned subsidiary). Sadia’s results have been fully consolidated since July 2009 pursuant to the Association Agreement and Shareholder Meetings for the merger of shares which took place in July and August 2009.
   The merger between BRF and Sadia is currently under analysis by the Brazilian System for Protection of Competition and its implementation depends on the approval of the Administrative Council for Economic Defense - CADE. On July 7 2009, an Agreement was signed with CADE (APRO – Transaction Reversibility Preservation Agreement) which ensures the reversibility of the operation, authorizes the preparation of synergetic studies and the adoption of joint management initiatives with respect to treasury activities.
   The statements contained in this report with respect to the outlook for the Company’s businesses, to the forecasts and results and the potential for the Company’s growth, constitute mere projections and were based on management’s expectations in relation to the Company’s future. These expectations are extremely dependent on changes in the market, on the general economic performance of the country, the sector and the international markets, being subject to changes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 29, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director